UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 13, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **QUARTERLY REPORT: 31 MARCH 2013**



Report
for the quarter ended 31 March 2013

Group results for the quarter….

- ❖ New CEO appointed to lead a strong and cohesive management team.
- ❖ AHE posted six-fold increase quarter-on-quarter despite $82/oz drop in gold price.
- ❖ Production of 899,000oz, up from 859,000oz the previous quarter.
- ❖ Total cash cost of $894/oz, better than guidance on improved cost controls.
- ❖ Tropicana, CC&V and Kibali projects on schedule and on budget.
- ❖ Balance sheet remains robust with significant liquidity headroom.
- ❖ Dividend maintained at 50 SA cents per share.

		Quarter ended Mar 2013	**Quarter ended Dec 2012 Restated [1]**	**ended Mar 2012 Restated [1]**	**Year ended Dec 2012 Restated [1]**
			US dollar / Imperial		
Operating review					
Gold					
Produced	- oz (000)	**899**	859	981	3,944
Price received [2]	- $/oz	**1,636**	1,718	1,692	1,664
Total cash costs	- $/oz	**894**	967	764	829
Total production costs	- $/oz	**1,147**	1,233	978	1,054
Financial review					
Adjusted gross profit [3]	- $m	**434**	393	738	2,389
Gross profit	- $m	**434**	418	738	2,354
Profit (loss) attributable to equity shareholders	- $m	**239**	(174)	581	897
	- cents/share	**62**	(45)	150	232
Headline earnings	- $m	**259**	120	569	1,208
	- cents/share	**67**	31	147	312
Adjusted headline earnings [4]	- $m	**113**	19	447	988
	- cents/share	**29**	5	116	255
Cash flow from operating activities	- $m	**346**	494	625	1,969
Capital expenditure	- $m	**512**	844	398	2,322

Notes:
1. *Restated for changes in the Accounting Policies. Refer to note 13 of the financial statements.*
2. *Refer to note C "Non-GAAP disclosure" for the definition.*
3. *Refer to note B "Non-GAAP disclosure" for the definition.*
4. *Refer to note A "Non-GAAP disclosure" for the definition.*

$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to the document entitled "Risk factors related to AngloGold Ashanti's suite of 2012 reports" on the AngloGold Ashanti online corporate report website at www.aga-reports.com. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

ANGLOGOLD ASHANTI

Quarter 1 2013

Operations **at a glance**
for the quarter ended 31 March 2013

	Production			Total cash costs			Adjusted gross profit (loss) [1]		
	oz (000)	Year-on-year % Variance [2]	Qtr on Qtr % Variance [3]	$/oz	Year-on-year % Variance [2]	Qtr on Qtr % Variance [3]	$m	Year-on-year $m Variance [2]	Qtr on Qtr $m Variance [3]
SOUTH AFRICA	**327**	7	91	**896**	6	(23)	**154**	(28)	62
Great Noligwa	**24**	41	71	**1,108**	(29)	(19)	**9**	14	5
Kopanang	**47**	38	81	**932**	(20)	(4)	**20**	11	7
Moab Khotsong	**43**	10	87	**1,052**	1	(23)	**5**	5	(1)
Mponeng	**93**	(16)	94	**707**	21	(24)	**63**	(43)	29
TauTona [4]	**57**	6	111	**1,070**	20	(23)	**20**	(15)	27
First Uranium SA [5]	**24**	-	71	**825**	-	(31)	**6**	6	(26)
Surface Operations	**38**	(5)	90	**793**	8	(40)	**31**	(7)	21
CONTINENTAL AFRICA	**276**	(28)	(27)	**994**	33	1	**129**	(206)	(13)
Ghana									
Iduapriem	**41**	(9)	(7)	**1,052**	10	6	**15**	(10)	(8)
Obuasi	**49**	(20)	(36)	**1,742**	57	15	**(30)**	(56)	21
Guinea									
Siguiri - Attr. 85%	**62**	11	(3)	**998**	6	(6)	**38**	(6)	17
Mali									
Morila - Attr. 40% [6]	**15**	(32)	(25)	**772**	10	8	**12**	(9)	(8)
Sadiola - Attr. 41% [6]	**19**	(24)	(30)	**1,103**	3	(13)	**9**	(5)	(6)
Yatela - Attr. 40% [6]	**10**	43	-	**1,316**	(19)	(17)	**2**	2	3
Namibia									
Navachab	**14**	(30)	(22)	**896**	(12)	(14)	**6**	(5)	(1)
Tanzania									
Geita	**66**	(55)	(44)	**389**	17	(27)	**69**	(121)	(35)
Non-controlling interests, exploration and other							**6**	1	2
AUSTRALASIA	**61**	(10)	11	**1,302**	1	(11)	**3**	(14)	3
Australia									
Sunrise Dam	**61**	(10)	11	**1,247**	2	(5)	**7**	(15)	(2)
Exploration and other							**(4)**	1	5
AMERICAS	**234**	4	(9)	**668**	28	(5)	**177**	(59)	1
Argentina									
Cerro Vanguardia - Attr. 92.50%	**55**	8	-	**583**	160	(23)	**42**	(26)	6
Brazil									
AngloGold Ashanti Mineração	**92**	5	(18)	**689**	18	3	**66**	(11)	-
Serra Grande [7]	**32**	100	(14)	**789**	(9)	5	**23**	13	(7)
United States of America									
Cripple Creek & Victor	**55**	(21)	4	**643**	11	(4)	**43**	(21)	-
Non-controlling interests, exploration and other							**2**	(13)	1
OTHER							**(5)**	(8)	(22)
Sub-total	**899**	(8)	5	**894**	17	(8)	**457**	(315)	30
Equity accounted investments included above							**(23)**	11	11
AngloGold Ashanti							**434**	(304)	41

[1] Refer to note B under "Non GAAP disclosure" for definition

[2] Variance March 2013 quarter on March 2012 quarter - increase (decrease).

[3] Variance March 2013 quarter on December 2012 quarter - increase (decrease).

[4] As from 1 January 2013, TauTona and Savuka were mined as one operation. For presentation purposes TauTona and Savuka have been combined for the prior quarter and prior year.

[5] Effective 20 July 2012, AngloGold Ashanti acquired 100% of First Uranium (Pty) Limited.

[6] Equity accounted joint ventures.

[7] Effective 1 July 2012, AngloGold Ashanti increased its shareholding in Serra Grande from 50% to 100%.

Rounding of figures may result in computational discrepancies.

Financial and Operating Report

OVERVIEW FOR THE QUARTER

FINANCIAL AND CORPORATE REVIEW

First-quarter adjusted headline earnings (AHE) were $113m, or 29 US cents per share in the three months to 31 March 2013, compared with $19m, or 5 US cents per share the previous quarter, and $447m, or 116 US cents per share a year earlier, in the first quarter of 2012.

"Our major projects remain on budget and on schedule to pour gold by year-end, improving the quality of the portfolio," newly appointed Chief Executive Officer, Srinivasan Venkatakrishnan, known as Venkat, said. "Prudent capital allocation and tighter cost control will drive our strategy to deliver profitable ounces and sustainable free cash flow, whilst maintaining a strong balance sheet."

The stronger performance relative to the previous quarter reflects the recovery from the strike action at the South Africa operations which hampered production towards the end of last year. The decline in AHE relative to the same period a year earlier reflects lower production and gold price along with higher cash operating costs during the quarter under review, as well as a once-off tax credit that boosted AHE a year earlier.

Net profit attributable to equity shareholders for the first quarter of 2013 was $239m, compared to a net attributable loss of $174m the previous quarter and net profit of $581m in the first quarter of 2012.

Cash flow from operating activities declined 30% from $494m the previous quarter to $346m and compared to $625m in the first quarter of 2012. Total capital expenditure during the first quarter was $512m (including equity accounted joint ventures), compared with $844m the previous quarter and $398m in the first quarter of last year. Of the total capital spent, project capital expenditure during the quarter amounted to $269m. Free cash flow was negative at $237m mainly as a result of relatively high project capital levels, as the two most advanced projects –Tropicana and Kibali – moved towards completion anticipated in the fourth quarter of 2013. Work is well advanced to realise corporate cost savings of $50m by the second half of 2013 and a project team has been created to realise savings of ~$100/oz in direct operating costs. Exploration and evaluation activities during the quarter saw a much tighter focus with further opportunities discovered to lower costs without compromising the safety of employees or the long term optionality in the company's portfolio.

Production was 899,000oz at a total cash cost of $894/oz, compared to 859,000oz at $967/oz the previous quarter and 981,000oz at $764/oz in the first quarter of 2012. Total cash costs were better than market guidance of $900/oz to $910/oz, despite production being adversely affected by roughly 20,000oz lost due to a lightning strike which interrupted power to the West Wits operations for three days and caused rationing for several weeks while repairs to a damaged Eskom substation were completed.

Net debt at 31 March 2013 was $2.32bn, compared with $2.06bn at the end of the previous quarter. This net debt level is expected to increase over the next two quarters as investments in the new projects peak, whereafter their cash flow contribution is expected to reduce debt levels.

The principal factors that accounted for the increase in net debt level during the quarter were:

- **Capital expenditure on projects of $269m**, the majority of which was spent on key projects at Tropicana, due to start production in the fourth quarter of 2013; Kibali, due to start production by year-end; and the expansion of Cripple Creek & Victor, which is scheduled to contribute additional production from 2015.
- **Sustaining capital, including ore-reserve development expenditure, of $243m**.

AngloGold Ashanti's statement of financial position (Balance Sheet) remains robust with diverse funding sources and well-spaced maturities. It comprises the following principle facilities:

- **Rated bonds aggregating $1.75bn**, comprising of $750m, 10-year notes maturing in 2022; $700m, 10-year notes maturing in 2020, $300m, 30-year notes maturing in 2040.
- **Convertible bond of $733m**, at a strike price of $47.61, which matures in May 2014.
- **$750m undrawn bridge loan facility** from a group of financial institutions, is earmarked solely for the redemption of the abovementioned convertible bond due in May of 2014, if needed. This facility matures in May 2014 and can be extended for an additional 12 months, to May 2015.
- **$1bn undrawn revolving credit facility**, from a syndicate of 17 global financial institutions, due in 2017.
- **A$600m revolving credit facility, of which A$360m is drawn,** from a syndicate of Australian and global financial institutions, due in December 2015. This facility is earmarked principally for the investment required to bring the Tropicana project to completion.
- **R1bn DMTN paper** currently issued, which comprises of R300m, 3 month commercial paper maturing in July 2013 and R700m, 1 year commercial paper maturing in October 2013. (Another R9bn of headroom remains available under this programme).
- **R750m on-demand facility** of which R500m is drawn.

With effect from 1 January 2013, AngloGold Ashanti adopted IFRIC 20 in relation to capitalisation of qualified deferred stripping costs and amortising the same with adequate componentisation. IFRIC 20 provides for a transition adjustment in respect of certain brought forward balances and such balances have been written off against reserves.

CORPORATE UPDATE

CEO appointment: On 8 May AngloGold Ashanti announced the appointment of Mr. Srinivasan Venkatakrishnan (Venkat) as Chief Executive Officer effective immediately. Venkat has been with AngloGold Ashanti for nine years, most recently serving as the company's Chief Financial Officer and joint interim CEO, alongside Mr. Tony O'Neill following the departure of the former CEO at the beginning of April 2013. Mr. O'Neill will remain an executive director on the board and revert to his role as Executive Vice President: Business and Technical Development. Venkat will also remain CFO of AngloGold Ashanti until further notice. A global search for a new CFO has been initiated.

Venkat has an extensive knowledge of the Company and its international portfolio of assets, as well as significant financial and capital markets expertise. In his role as CFO he has overseen funding for all of AngloGold Ashanti's operating activities, giving him a detailed knowledge of all of the company's mines and operating jurisdictions. He was the executive responsible for eliminating a 12Moz hedge book, generating significant value for the company, and was the key executive behind rebuilding the balance sheet through a series of successful debt financings that introduced long-term tenor and more favourable funding terms to the company's credit profile. Venkat's extensive experience will complement the impressive depth of AngloGold Ashanti's existing operating and strategic talent.

Cost optimisation and portfolio review: As indicated in February, the company is tackling costs on several fronts. Capital has been rationed, exploration focused and operating and corporate costs coming under close scrutiny. Corporate costs declined by 24% to $65m, a decline which includes an element of seasonality. There remain more opportunities to further improve in this area, with annual corporate cost savings of $50m identified across all regions. Exploration and study costs also showed a marked decline of 36% to $79m.

Furthermore, a cost optimisation project led by Ron Largent, Executive Vice President: Americas, is well underway with an aim to deliver a sustainable annual reduction in AngloGold Ashanti's operating cost base of about $100/oz over an 18 month period. The project charter and governance structures are in place and will focus primarily on direct operating costs. Work is currently underway to leverage teams of cross-functional experts across the group to identify and prioritise key cost reduction opportunities. Geita, Siguiri, Moab Khotsong and Cuiaba are the pilot sites and will be followed by a rollout of the project across all operations. All reductions will be integrated into existing operating models and structures of Project ONE, and tracked and reconciled with financial systems to ensure delivery. Cost savings will be weighed against the impact on future production.

Capital expenditure update: AngloGold Ashanti's main capital projects remain on track and on budget. These include Tropicana in Australia, which is expected to pour gold in the fourth quarter of 2013, and Kibali, expected to pour gold by the end of the year. Furthermore, at CC&V, the high grade mill is expected to be commissioned in September 2014 and to deliver a gradual ramp up in production in 2015. Combined, Tropicana and Kibali are expected to deliver roughly 500,000 of new, higher quality ounces, improving the quality of production in the portfolio.

As indicated in November 2012, project capital expenditure has been suspended at Mongbwalu in the DRC (target exploration continues) and has been significantly slowed at Sadiola, in Mali. Additionally, the timing of the deepening projects at Mponeng and Moab Khotsong in South Africa are being assessed, while technological initiatives in the region are being fast-tracked to bring forward production from hard-to-access, higher margin areas.

Evolving labour union landscape in the South Africa Region: The emergence of the Association of Mineworkers and Construction Union, a relative newcomer to the Group's South African operations and the gold sector as a whole, may have impacted productivity as employees changed union affiliations and rivalry with the established National Union of Mineworkers increased. This was evidenced during the quarter by sporadic, unprotected work interruptions at some operations and some incidents of violence and intimidation. AngloGold Ashanti has demonstrated consistently that it rejects violence and intimidation and is committed to safety, the rule of law, freedom of association for all employees, and structured collective bargaining relationships with all representative unions and worker associations. While the company remains committed to a constructive dialogue with bona fide labour unions, it will not tolerate illegal behaviour or intimidation of any kind by any employees or organisations forcing others to abrogate their responsibilities and discharge their duties to the organisation.

DIVIDEND

The Board has maintained a dividend of 50 South African cents per share (approximately 6 US cents per share) for the first quarter.

SAFETY

Tragically, there were three fatalities in the quarter ended 31 March. The AIFR (All Injury Frequency Rate) for AngloGold Ashanti has improved to 7.92 from 8.17 per million hours worked year-on-year. During the quarter, Project ONE safety transformation initiatives continued to yield benefits. Advanced Incident Investigation Programme training sessions have taken place throughout 2011 and 2012. Going forward, training will focus on sustaining this competence and broadening it to other disciplines. Delivery of Incident Investigation Programme training continues to be a focus with South Africa having conducted four sessions this quarter and CAR completing two sessions and having scheduled a further two in the second quarter of 2013. To date 583 individuals have participated in incident investigation training.

OPERATING REVIEW

The **South African** operations produced 327,000oz at a total unit cash cost of $896/oz in the three months to 31 March 2013, compared with 171,000oz at a total cash cost of $1,166/oz the previous quarter and 306,000oz at a total cash cost of $849/oz in the first quarter of 2012. The region continued its recovery from the unprotected strike of the second half of last year, as well as from the annual holiday shutdown and resultant ramp-up, which makes the first quarter seasonally weak for these operations. Safety-related stoppages continued to weigh on production, as did a decline in grades across the region. Output at the West Wits mines was also impacted by a lightning strike at a major Eskom regional substation which cut power supplies to Mponeng, TauTona and surrounding mines for three days, resulting in a production loss of about 20,000oz. Electricity supply to these mines was rationed in the weeks that followed, while repairs to Eskom's electricity transmission structure were completed.

At the West Wits operations, quarterly performance was also adversely affected by increased seismic activity and the ongoing safety stoppages. Production for the region was 150,000oz at $845/oz compared with 175,000oz at $698/oz in same quarter last year. TauTona faced increased costs related to improved safety measures in case of fall of ground incidents, including additional netting and bolting support and the installation of a full metal support prop in certain areas. At Mponeng, yield fell by 36% to 7.16g/t due to the higher intake of marginal surface ore throughput during safety stoppages, as plants remained operational during this period.

The Vaal River operations experienced a more positive quarter as gold output increased year-on-year by 27% to 114,000oz, from 90,000oz in the first quarter of 2012. Cash costs decreased 15%, from $1,189/oz to $1,014/oz when compared to the first quarter of 2012. The successful implementation of a work management system and recovery plan at Great Noligwa resulted in increased vamping tonnage, following a drive to increase gold throughput from old areas. Fewer safety stoppages occurred at Kopanang and Moab Khotsong in the current quarter compared to a year ago.

Surface operations, including the recently acquired Mine Waste Solutions, experienced a 55% year-on-year rise in production to 62,000oz. Total cash costs increased by 9% to $805/oz. There remained significant price pressure on reagents and also increased expenditure related to dust-control initiatives to improve environmental conditions. The Mine Waste Solutions operations contributed 24,000oz at a total cash cost of $825/oz during the quarter as the AngloGold Ashanti teams continued implementing management controls and systems and conducted work to enhance the infrastructure of these operations. This work is aimed at improving efficiencies and regulatory compliance.

The **Continental Africa Region** produced 276,000oz at a total cash cost of $994/oz in the first quarter of 2013, compared to 382,000oz at a total cash cost of $745/oz in the same period last year and 376,000oz at a total cash cost of $986/oz in the fourth quarter of 2012.

In Ghana, Iduapriem's production decreased by 9% year-on-year to 41,000oz as a result of lower tonnage throughput following planned plant maintenance. Total cash costs consequently increased by 10% to $1,052/oz year-on-year. Production from Obuasi decreased year-on-year by 20% to 49,000oz due to numerous operational challenges including ventilation difficulties and restricted availability of developed reserves. This was partly offset by improved efficiency due to scheduled maintenance. Total cash costs consequently increased year-on-year by 57% to $1,742/oz from $1,112/oz.

At Obuasi, work continued on the mine transition plan with the board approving the new decline extension from surface to 26 Level. This decline allows the legacy mine infrastructure to be supplemented and by-passed, fundamentally de-bottlenecking the operation and providing access to additional, new ore bodies. As the decline heading moves through the old mine, these areas will initially be taken offline, re-equipped and the workforce retrained in modern, highly productive and safe work methods. The project funding is contingent on meeting regular, short-term milestones and detailed execution plans. This is a thoroughly considered, incremental and relatively low-risk strategy utilising equipment and techniques commonly used throughout the world. Work on this decline commenced toward the end of 2012, enabled by the separation with the historical mining contract arrangement.

Another major challenge faced at Obuasi was the presence of significant numbers of illegal miners operating in the old workings in shallower parts of the mine and others who had penetrated active working areas. A successful national intervention against illegal mining was conducted by Ghanaian authorities in February and March 2013. It is estimated that the vast majority of the illegal activity has stopped and most of the access points to the underground operations have been identified and closed. While this early stage success of this initiative is welcomed and encouraging, ultimately it is crucial maintained over the long-term.

Siguiri's production was 11% higher at 62,000oz, from 56,000oz in the same period last year, but 3% lower when compared to the previous quarter. The site had a 10% decrease in tonnage throughput, due to fewer operating days compared to the previous quarter. This was partly offset by an 8% increase in recovered grade due to sourcing ore from new higher grade areas. Total cash cost improved 6% from the previous quarter to $998/oz due to lower fuel cost and improvements in power and reagent usage efficiency.

At Morila in Mali, production decreased year-on-year by 32% and 25% from the previous quarter to 15,000oz reflecting a planned decrease in grade realised from the marginal stockpiles and a decrease in tonnage throughput. Total cash costs consequently increased by 8% from the previous quarter to $772/oz. At Sadiola, production decreased by 24% year-on-year to 19,000oz as a result of a decrease in tonnage throughput following a scheduled plant maintenance shutdown, fewer production shifts and a drop in recovered grade due to limited availability of oxide ore sources. Total cash costs improved from the previous quarter but were 3% higher than a year earlier at $1,103/oz. Yatela's production was 10,000oz. Total cash costs decreased year-on year by 19% to $1,316/oz as a result of higher recovered grade and a lower mining cost due to shorter hauling distances.
In Namibia, Navachab's production decreased by 30% year-on-year to 14,000oz as a result of lower recovered grade due to mining of lower grade areas. Total cash costs decreased 12% year-on-year to $896/oz.

In Tanzania, Geita's production decreased by 55% year-on-year to 66,000oz, a 44% decrease compared to the previous quarter due to the planned replacement of the SAG mill. This was partly offset by feeding higher grade materials stockpiled in the previous quarter in anticipation of the mill replacement. Total cash costs increased by 17% to $389/oz year-on-year, a 27% decrease when compared to the previous quarter.

In the **Americas** Region, first quarter production was 234,000oz at a total cash cost of $668/oz compared to the corresponding period last year when the region produced 225,000oz at a total cash cost of $523/oz and 258,000oz at a total cash cost of $705/oz in the fourth quarter of 2012.

At Cripple Creek & Victor gold production declined by 21% year-on-year to 55,000oz, a 4% increase when compared to the previous quarter. Total cash costs rose 11% year-on-year to $643/oz, but down 4% compared to the previous quarter. While the grade and placed tonnage were virtually the same between the two periods, the depth at which the ore was placed on the VLF (Valley Leach Facility) is significantly different. In 2012, tonnes were placed much closer to the liner resulting in much faster turnaround on ounces produced. In 2013, much of the ore placed is further from the liner resulting in a longer lag time before ounces were realized. Total cash costs rose 11% year-on-year to $643/oz, reflecting greater haul distances and higher unit costs for inputs.

At AngloGold Ashanti Mineração, production increased by 5% year-on-year to 92,000oz at a total cash cost of $689/oz which was 18% higher due to lower recovered grade and by-product credits. Production was also partially affected by lower-than-planned sulphide feed grades as well as the impact of the rainy season on oxide feed. At Cuiaba, grades declined as narrow veins left behind previously were reclaimed. At Serra Grande, production increased year-on-year to 32,000oz (due to the acquisition of the other 50%), while total cash costs declined by 9% to $789/oz. The mine continued to see promising exploration results.

Cerro Vanguardia production increased 8% year-on-year to 55,000oz, flat from the previous quarter, with silver production at 722,000oz. The total cash cost was $583/oz, 23% compared to the previous quarter lower mainly reflecting higher by-product credit as a result of higher volume of silver sold and favourable stockpile movements as a consequence of lower treated tonnes and also higher stockpile value. Nevertheless, costs remain under pressure from higher inflation reflected in the payroll expense, as well as higher royalty payments linked to higher sales.

In **Australia**, production at Sunrise Dam for the quarter was 61,000oz at a total cash cost of $1,247/oz, compared to 55,000oz at total cash costs of $1,309/oz in the last quarter of 2012 and 68,000oz production at total cash costs of $1,218/oz a year ago. Good progress was made on stabilising the Watu slip in the pit, which occurred in 2011 following the major rain event. Stabilising this area will enable access to the high grade crown pillar at the base of the pit. During the quarter, the underground mine achieved a record annualised ore mining rate of more than 2 million tonnes per annum. Mill throughput was impacted by bearing failure on the mill motor and a higher proportion of harder underground ore.

UPDATE ON MAJOR CAPITAL PROJECTS

AngloGold Ashanti incurred capital expenditure of $512m (including equity-accounted joint ventures) during the quarter, of which $269m was spent on projects. Expenditure on project capital was $44m in the Americas, $110m in Continental Africa, $82m in Australasia and $32m in South Africa.

The **Tropicana Gold Project** (AngloGold Ashanti 70% and manager, Independence Group NL 30%) remains on track to begin production in the fourth quarter of 2013. There were no lost time injuries for the quarter, the LTIFR for the project to date is 1.15 with no fatalities. All engineering and procurement activities are complete. Infrastructure construction is complete. Plant concrete has been completed, and structural, mechanical and electrical installations are well advanced. Mining is on schedule with first ore mining occurring during the quarter. The maintenance and plant operating teams have been assembled and are on track with their preparations for commissioning and operations. The estimated capital expenditure for Tropicana remains unchanged at between A$820-A$845m on 100% basis.

The **Kibali project,** a joint venture between state-owned Sokimo (10%), AngloGold Ashanti (45%) and operator Randgold Resources (45%), has budgeted project capital expenditure of $982m on a 100% basis (including contingencies and escalation), to fund the development of the open pit and underground mines, as well as associated infrastructure, with first production of gold from the open pit targeted by year-end. By the end of March 2013, AngloGold Ashanti spent $343m towards Kibali's development. Significant progress has been recorded in following key schedule areas during the first quarter: diesel storage, conveyor tunnel and structures, crusher steelwork, mill installation, and CIL tanks. Open-pit mining rates have exceeded both planned tonnage and grade, and notable progress has been made on the sinking of the vertical shaft.

The **CC&V MLE 2,** currently at implementation stage is progressing well. The project expected to extend the mine life has now commissioned contractors for majority of the work. The piping in the manhole at the water pumping facility tank site has been completed and the piping has been tested. Construction of the water pumping facility necessary to deliver the required water for the mill is on-going and purchasing of the mill's major equipment packages is nearly complete. During the quarter, significant work was performed in the areas of clearing, grubbing and mediation of underground workings under the construction of the Valley Leach Facility (VLF2). The design for the re-routing of Highway 67 is complete. Construction of the toe berm started in March. The budget and schedule continue to be well within the plans.

TECHNOLOGY UPDATE

The Technology Innovation Consortium has made significant progress during the quarter in the prototype development of key technologies that will establish the base for an automated mining method intended for use at AngloGold Ashanti's deep-level underground mining operations. On the three key technologies:

Orebody Knowledge & Exploration (RC Drilling):
During the first quarter of 2013, modified drill bits and rods were tested, which resulted in increased advance rates and reduced mechanical issues. During the second quarter, further modifications are intended to improve the length of hole, or distance at which drilling can be extended optimally.

Reef Boring (Stoping):
In addition to the single hole that was completed in the strike-affected fourth quarter of 2012, another four holes were completed successfully in the first quarter of 2013. The drilling time for a 30m hole has been reduced by approximately 25%, due to improvements in machine efficiencies and application method. During the second quarter the intention is to further enhance drilling effectiveness by applying altered reamer (cutting) geometries. The design process for the first production machine, to be deployed in 2014, will commence in the second quarter and will incorporate lessons learned from the testing of the prototype machine.

Ultra High Strength Backfill (UHSB):
A significant milestone has been achieved with the placement of the first UHSB underground at TauTona Mine. During the first quarter of 2013, two holes have been successfully filled. Encouraging advancements in the mixing process have been achieved leading to reduced times and increased flexibility in application of the product. Going forward, testing will continue to verify the confidence of the new mixing process.

EXPLORATION

Total exploration expenditure during the first quarter, inclusive of expenditure at equity accounted joint ventures, was $108m ($52m on brownfield, $26m on greenfield and $30m on pre-feasibility studies), compared with $99m during the same quarter the previous year ($32m on brownfield, $33m on greenfield and $34m on pre-feasibility studies).

Brownfields exploration activities were heavily focused on key targets in the Continental Africa region during the first quarter in Tanzania, Guinea, and the Democratic Republic of the Congo.

In Tanzania at Geita, a total of 74 diamond holes and 115 RC holes were drilled. Significant assay results were received during the quarter from Nyankanga (Cut 7 OP, Cut 8, Cut 10, Block 1, Block 2 and Block 4), Geita Hill West, Geita Hill East, Ridge 8, Matandani and Kukuluma. Regional scale mapping by the exploration team continued in the Nyamulilima Terrain and along the southern edge of the Geita Greenstone Belt, while pit mapping at the Star & Comet, Ridge 8, Roberts, Kukuluma, Geita Hill and Nyankanga deposits is continuing, with associated development of 3D models. The work to develop and refine the geological models for these areas continues, with improved understanding on the controls of mineralisation.

At Siguiri in Guinea, a total of 393 holes, totalling 37,134m, were completed. Infill drilling focused mainly on upgrading the oxide Mineral Resources at Seguelen, Sokunu, Komatiguiya, Soloni and Silakoro. As anticipated, the drilling at Seguelen returned several good intersections.

At Kibali, two areas were identified in the KCD deposit as having a high potential for Mineral Resource conversion. The first was tested by a four-hole programme (2,237m) designed to test the continuity of grade and thickness of 9,000 lode mineralisation up plunge from existing stope positions. Gold assay results from the first three holes have been received and flag a continuation of thinner high grade mineralisation associated with the development of a broader low grade mineralised halo. For the second, three holes were drilled to test an area between the end of the current mineralisation wireframes for the 3,000 and 5,000 lodes, and drill hole DDD532, a step out hole that intersected significant values. The first hole commenced and was completed during the quarter at 801m and a second hole is in progress. Results are still pending but geological and structural interpretation indicates similarities with mineralised neighbouring holes.

Greenfield exploration activities were undertaken in five regions (Australia, Americas, Pacific, Sub-Saharan Africa and the Middle East & North Africa) during the quarter. A total of 29,820 metres of diamond and RC drilling was completed on existing priority targets and used to delineate new targets in Colombia, Guinea, the Solomon Islands and the DRC. Expenditure this quarter was US$23.81m compared to US$40.86m in the last quarter of 2012.

In Colombia, exploration continued at the Nuevo Chaquiro and Tenedor targets at the Quebradona project, in joint venture with B2Gold (AGA 80.5%). At Nuevo Chaquiro, a total of 3,888m of diamond drilling was completed and further long (>400m) continuous intersections of copper-gold porphyry-style mineralisation were received. On the adjacent Tenedor target, diamond drilling commenced with 1,501m completed.

More than half of the metres drilled during the quarter were completed in Guinea, where exploration work continued on the Kounkoun trend, within 35km of the Siguiri Mine, in Block 3, with infill and delineation drilling at KK1, KK3 and KK4 targets with a total of 16,412m completed. Diamond drilling, totalling 856m, and geophysical IP/ground magnetics also commenced in Block 4. Highlights for the quarter include two mineralisation structures intersected with a combined length of >7kms and mineralisation intersected from surface to over 200m depth with oxidation from 60 to 100m deep.

Detailed information on the exploration activities and studies both for brownfields and greenfields is available on the AngloGold Ashanti website (www.anglogoldashanti.com).

OUTLOOK

Gold production for the second quarter of 2013 is estimated at 900,000oz to 950,000oz. Total cash costs are estimated at between $900/oz-$950/oz at an average exchange rate of R9.16/$, BRL2.00/$, A$1.03/$ and AP5.19/$ and fuel at $102/barrel. This includes the impact of public holidays over the period, as well as annual power tariff increases and winter power tariffs in South Africa. Both cost and production estimates are subject to unfavourable revisions in light of recent labour related challenges experienced in South Africa.

Other known or unpredictable factors could also have material adverse effects on our future results. Please refer to the Risk Factors section in AngloGold Ashanti's 2012 Form 20-F, filed with the United States Securities and Exchange Commission ("SEC") on 26 April 2013 and available on the SEC's homepage at http://www.sec.gov.

Group **income statement**

US Dollar million	Notes	Quarter ended March 2013 Reviewed	Quarter ended December 2012 Restated Unaudited	Quarter ended March 2012 Restated Reviewed	Year ended December 2012 Restated Unaudited
Revenue	2	**1,518**	1,490	1,794	6,632
Gold income	2	**1,463**	1,398	1,706	6,353
Cost of sales	3	**(1,029)**	(1,005)	(968)	(3,964)
Gain (loss) on non-hedge derivatives and other commodity contracts		**-**	25	-	(35)
Gross profit		**434**	418	738	2,354
Corporate administration, marketing and other expenses		**(65)**	(85)	(67)	(291)
Exploration and evaluation costs		**(79)**	(124)	(76)	(395)
Other operating expenses	4	**(1)**	(6)	(7)	(47)
Special items	5	**(25)**	(402)	17	(402)
Operating profit (loss)		**264**	(199)	605	1,219
Dividends received	2	**5**	-	-	7
Interest received	2	**6**	12	12	43
Exchange (loss) gain		**(4)**	-	(2)	8
Finance costs and unwinding of obligations	6	**(64)**	(67)	(49)	(231)
Fair value adjustment on option component of convertible bonds		**9**	17	43	83
Fair value adjustment on mandatory convertible bonds		**137**	65	79	162
Share of equity-accounted investments' (loss) profit		**(7)**	(42)	21	(30)
Profit (loss) before taxation		**346**	(214)	709	1,261
Taxation	7	**(98)**	46	(113)	(346)
Profit (loss) for the period		**248**	(168)	596	915
Allocated as follows:					
Equity shareholders		**239**	(174)	581	897
Non-controlling interests		**9**	6	15	18
		248	(168)	596	915
Basic earnings (loss) per ordinary share (cents) [1]		**62**	(45)	150	232
Diluted earnings (loss) per ordinary share (cents) [2]		**27**	(57)	114	177

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

The reviewed financial statements for the quarter ended 31 March 2013 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr John Edwin Staples, the Group's Chief Accounting Officer. This process was supervised by Mr Srinivasan Venkatakrishnan, the Group's Chief Executive Officer. The financial statements for the quarter ended 31 March 2013 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc. A copy of their unmodified review report is available for inspection at the company's head office.

Group **statement of comprehensive income**

US Dollar million	Quarter ended March 2013 Reviewed	Quarter ended December 2012 Restated Unaudited	Quarter ended March 2012 Restated Reviewed	Year ended December 2012 Restated Unaudited
Profit (loss) for the period	**248**	(168)	596	915
Items that may be reclassified subsequently to profit or loss:				
Exchange differences on translation of foreign operations	**(149)**	(35)	95	(92)
Net (loss) gain on available-for-sale financial assets	**(14)**	(10)	1	(27)
Release on impairment of available-for-sale financial assets	**12**	12	1	16
Deferred taxation thereon	**2**	2	-	6
	-	4	2	(5)
Items that will not be reclassified to profit or loss:				
Actuarial loss recognised	**-**	(14)	-	(14)
Deferred taxation rate change thereon	**-**	-	(9)	(9)
Deferred taxation thereon	**-**	3	-	3
	-	(11)	(9)	(20)
Other comprehensive (loss) income for the period, net of tax	**(149)**	(42)	88	(117)
Total comprehensive income (loss) for the period, net of tax	**99**	(210)	684	798
Allocated as follows:				
Equity shareholders	**90**	(216)	669	780
Non-controlling interests	**9**	6	15	18
	99	(210)	684	798

Rounding of figures may result in computational discrepancies.

Group **statement of financial position**

US Dollar million	Note	As at March 2013 Reviewed	As at December 2012 Restated Unaudited	As at March 2012 Restated Reviewed
ASSETS				
Non-current assets				
Tangible assets		**7,743**	7,776	6,811
Intangible assets		**321**	315	228
Investments in equity-accounted associates and joint ventures		**1,172**	1,047	753
Other investments		**147**	167	196
Inventories		**647**	610	421
Trade and other receivables		**48**	79	80
Deferred taxation		**93**	97	55
Cash restricted for use		**29**	29	24
Other non-current assets		**7**	7	10
		10,207	10,127	8,578
Current assets				
Inventories		**1,196**	1,213	1,011
Trade and other receivables		**466**	472	410
Cash restricted for use		**34**	35	54
Cash and cash equivalents		**680**	892	1,216
		2,376	2,612	2,691
Non-current assets held for sale		**-**	-	2
		2,376	2,612	2,693
TOTAL ASSETS		**12,583**	12,739	11,271
EQUITY AND LIABILITIES				
Share capital and premium	10	**6,752**	6,742	6,695
Accumulated losses and other reserves		**(1,204)**	(1,269)	(1,132)
Shareholders' equity		**5,548**	5,473	5,563
Non-controlling interests		**21**	21	154
Total equity		**5,569**	5,494	5,717
Non-current liabilities				
Borrowings		**2,844**	2,724	2,382
Environmental rehabilitation and other provisions		**1,174**	1,238	796
Provision for pension and post-retirement benefits		**205**	221	206
Trade, other payables and deferred income		**2**	10	14
Derivatives		**1**	10	50
Deferred taxation		**1,063**	1,084	1,126
		5,289	5,287	4,574
Current liabilities				
Borrowings		**662**	859	53
Trade, other payables and deferred income		**929**	979	720
Taxation		**134**	120	207
		1,725	1,958	980
Total liabilities		**7,014**	7,245	5,554
TOTAL EQUITY AND LIABILITIES		**12,583**	12,739	11,271

Rounding of figures may result in computational discrepancies.

Group **statement of cash flows**

US Dollar million	Quarter ended March 2013 Reviewed	Quarter ended December 2012 Restated Unaudited	Quarter ended March 2012 Restated Reviewed	Year ended December 2012 Restated Unaudited
Cash flows from operating activities				
Receipts from customers	**1,492**	1,471	1,758	6,523
Payments to suppliers and employees	**(1,094)**	(960)	(1,041)	(4,173)
Cash generated from operations	**398**	511	717	2,350
Dividends received from equity-accounted joint ventures	**8**	18	20	72
Taxation refund	**-**	54	-	54
Taxation paid	**(60)**	(89)	(112)	(507)
Net cash inflow from operating activities	**346**	494	625	1,969
Cash flows from investing activities				
Capital expenditure	**(384)**	(663)	(356)	(1,925)
Interest capitalised and paid	**(4)**	(5)	(2)	(12)
Expenditure on intangible assets	**(13)**	(28)	(7)	(79)
Proceeds from disposal of tangible assets	**-**	1	1	5
Other investments acquired	**(32)**	(17)	(39)	(97)
Proceeds from disposal of investments	**27**	13	36	86
Investments in equity-accounted associates and joint ventures	**(150)**	(132)	(45)	(349)
Proceeds from disposal of equity-accounted associates and joint ventures	**5**	-	20	20
Loans advanced to equity-accounted associates and joint ventures	**-**	(1)	(15)	(65)
Loans repaid by equity-accounted associates and joint ventures	**-**	1	-	1
Dividends received	**5**	6	-	7
Proceeds from disposal of subsidiary	**1**	6	-	6
Cash in subsidiary acquired	**-**	-	-	5
Cash in subsidiary disposed	**-**	(31)	-	(31)
Acquisition of subsidiary and loan	**-**	-	-	(335)
Increase (decrease) in cash restricted for use	**-**	28	(18)	(3)
Interest received	**4**	11	10	36
Loans advanced	**-**	(45)	-	(45)
Net cash outflow from investing activities	**(541)**	(856)	(415)	(2,775)
Cash flows from financing activities				
Proceeds from issue of share capital	**10**	-	-	2
Proceeds from borrowings	**146**	220	-	1,432
Repayment of borrowings	**(95)**	(5)	(4)	(217)
Finance costs paid	**(37)**	(56)	(15)	(145)
Acquisition of non-controlling interest	**-**	-	-	(215)
Revolving credit facility and bond transaction costs	**(5)**	(1)	(8)	(30)
Dividends paid	**(26)**	(22)	(101)	(236)
Net cash (outflow) inflow from financing activities	**(7)**	136	(128)	591
Net (decrease) increase in cash and cash equivalents	**(202)**	(226)	82	(215)
Translation	**(10)**	(5)	22	(5)
Cash and cash equivalents at beginning of period	**892**	1,123	1,112	1,112
Cash and cash equivalents at end of period	**680**	892	1,216	892
Cash generated from operations				
Profit (loss) before taxation	**346**	(214)	709	1,261
Adjusted for:				
Movement on non-hedge derivatives and other commodity contracts	**-**	(25)	-	35
Amortisation of tangible assets	**213**	219	200	831
Finance costs and unwinding of obligations	**64**	67	49	231
Environmental, rehabilitation and other expenditure	**(8)**	(15)	(5)	(17)
Special items	**30**	389	2	402
Amortisation of intangible assets	**2**	1	1	4
Fair value adjustment on option component of convertible bonds	**(9)**	(17)	(43)	(83)
Fair value adjustment on mandatory convertible bonds	**(137)**	(65)	(79)	(162)
Interest received	**(6)**	(12)	(12)	(43)
Share of equity-accounted investments' loss (profit)	**7**	42	(21)	30
Other non-cash movements	**(6)**	8	28	79
Movements in working capital	**(98)**	133	(112)	(218)
	398	511	717	2,350
Movements in working capital				
Increase in inventories	**(39)**	(115)	(30)	(324)
Decrease (increase) in trade and other receivables	**18**	70	(54)	(110)
(Decrease) increase in trade and other payables	**(77)**	178	(28)	216
	(98)	133	(112)	(218)

Rounding of figures may result in computational discrepancies.

Group **statement of changes in equity**

	Equity holders of the parent									
US Dollar million	Share capital and premium	Other capital reserves	Accumu-lated losses	Cash flow hedge reserve	Available for sale reserve	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
Balance at 31 December 2011 as previously reported	6,689	171	(1,300)	(2)	18	(78)	(469)	5,029	137	5,166
Restated for IFRIC 20 adjustments [1]			(46)				(1)	(47)		(47)
Restated for IAS19R adjustments [1]			(5)			5		-	-	-
Balance at 31 December 2011 - restated	6,689	171	(1,351)	(2)	18	(73)	(470)	4,982	137	5,119
Profit for the period			581					581	15	596
Other comprehensive income (loss)					2	(9)	95	88		88
Total comprehensive income (loss)	-	-	581	-	2	(9)	95	669	15	684
Shares issued	6							6		6
Share-based payment for share awards net of exercised		9						9		9
Dividends paid			(101)					(101)		(101)
Translation		7	(7)		1	(3)		(2)	2	-
Balance at 31 March 2012 - restated	6,695	187	(878)	(2)	21	(85)	(375)	5,563	154	5,717
Balance at 31 December 2012 as previously reported	6,742	177	(823)	(2)	13	(98)	(562)	5,447	22	5,469
Restated for IFRIC 20 adjustments [1]			26					26	(1)	25
Restated for IAS19R adjustments [1]			(9)			9		-		-
Balance at 31 December 2012 - restated	6,742	177	(806)	(2)	13	(89)	(562)	5,473	21	5,494
Profit for the period			239					239	9	248
Other comprehensive loss							(149)	(149)		(149)
Total comprehensive income (loss)	-	-	239	-	-	-	(149)	90	9	99
Shares issued	10							10		10
Share-based payment for share awards net of exercised		(4)						(4)		(4)
Dividends paid			(21)					(21)		(21)
Dividends of subsidiaries								-	(9)	(9)
Translation		(11)	5		(1)	7		-		-
Balance at 31 March 2013	6,752	162	(583)	(2)	12	(82)	(711)	5,548	21	5,569

[1] Refer Note 13.

Rounding of figures may result in computational discrepancies.

Segmental reporting

AngloGold Ashanti's operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

	Quarter ended			Year ended
	Mar 2013	Dec 2012	Mar 2012	Dec 2012
		Restated	Restated	Restated
	Reviewed	Unaudited	Reviewed	Unaudited
	US Dollar million			
Gold income				
South Africa	**507**	344	524	2,013
Continental Africa	**535**	651	723	2,609
Australasia	**94**	94	115	426
Americas	**395**	413	432	1,656
	1,532	1,501	1,793	6,704
Equity-accounted investments included above	**(69)**	(103)	(87)	(351)
	1,463	1,398	1,706	6,353
Gross profit				
South Africa	**154**	117	182	651
Continental Africa	**129**	142	335	959
Australasia	**3**	-	17	78
Americas	**177**	176	236	736
Corporate and other	**(5)**	17	3	41
	457	452	773	2,465
Equity-accounted investments included above	**(23)**	(34)	(34)	(111)
	434	418	738	2,354
Capital expenditure				
South Africa	**101**	187	106	583
Continental Africa	**208**	304	163	925
Australasia	**101**	189	42	369
Americas	**98**	163	84	409
Corporate and other	**4**	2	3	36
	512	844	398	2,322
Equity-accounted investments included above	**(97)**	(142)	(35)	(303)
	415	702	364	2,019

	Quarter ended			Year ended
	Mar 2013	Dec 2012	Mar 2012	Dec 2012
		Restated	Restated	Restated
	Reviewed	Unaudited	Reviewed	Unaudited
	oz (000)			
Gold production				
South Africa	**327**	171	306	1,212
Continental Africa	**276**	376	382	1,521
Australasia	**61**	55	68	258
Americas	**234**	258	225	953
	899	859	981	3,944

	As at Mar 2013	As at Dec 2012	As at Mar 2012
		Restated	Restated
	Reviewed	Unaudited	Reviewed
	US Dollar million		
Total assets			
South Africa	**2,841**	3,082	2,301
Continental Africa	**5,092**	4,846	4,466
Australasia	**1,143**	1,045	753
Americas	**2,880**	2,878	2,615
Corporate and other	**627**	888	1,136
	12,583	12,739	11,271

Rounding of figures may result in computational discrepancies.

Notes
for the quarter ended 31 March 2013

1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2012 except for the adoption of new standards and interpretations effective 1 January 2013 (Refer note 13).

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS 34, IFRS as issued by the International Accounting Standards Board, The Financial Reporting Guidelines as issued by the South African Institute of Chartered Accountants, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the quarter ended 31 March 2013.

2. Revenue

	Quarter ended			Year ended
	Mar 2013	Dec 2012	Mar 2012	Dec 2012
		Restated	Restated	Restated
	Reviewed	Unaudited	Reviewed	Unaudited
	US Dollar million			
Gold income	**1,463**	1,398	1,706	6,353
By-products (note 3)	**34**	75	61	206
Dividends received	**5**	-	-	7
Royalties received (note 5)	**10**	5	16	23
Interest received	**6**	12	12	43
	1,518	1,490	1,795	6,632

3. Cost of sales

	Quarter ended			Year ended
	Mar 2013	Dec 2012	Mar 2012	Dec 2012
		Restated	Restated	Restated
	Reviewed	Unaudited	Reviewed	Unaudited
	US Dollar million			
Cash operating costs	**785**	824	734	3,171
Insurance reimbursement	**-**	-	-	(30)
By-products revenue (note 2)	**(34)**	(75)	(61)	(206)
	751	749	673	2,935
Royalties	**37**	22	48	164
Other cash costs	**9**	11	8	35
Total cash costs	**797**	782	728	3,134
Retrenchment costs	**6**	2	3	10
Rehabilitation and other non-cash costs	**11**	16	9	67
Production costs	**814**	800	740	3,211
Amortisation of tangible assets	**213**	219	200	831
Amortisation of intangible assets	**2**	1	1	4
Total production costs	**1,029**	1,020	941	4,046
Inventory change	**-**	(15)	27	(82)
	1,029	1,005	968	3,964

4. Other operating expenses

	Quarter ended			Year ended
	Mar 2013	Dec 2012	Mar 2012	Dec 2012
		Restated	Restated	Restated
	Reviewed	Unaudited	Reviewed	Unaudited
	US Dollar million			
Pension and medical defined benefit provisions	**4**	2	5	37
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and care and maintenance of old tailings operations	**(3)**	4	2	10
	1	6	7	47

Rounding of figures may result in computational discrepancies.

5. Special items

	Quarter ended			Year ended
	Mar 2013	Dec 2012	Mar 2012	Dec 2012
		Restated	Restated	Restated
	Reviewed	Unaudited	Reviewed	Unaudited
		US Dollar million		
Net impairment and derecognition of tangible assets (note 8)	1	354	-	356
Impairment of other investments (note 8)	12	12	1	16
Impairment of other receivables	-	-	-	1
Impairment reversal of intangible assets (note 8)	-	-	(10)	(10)
Net loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 8)	1	1	2	15
Royalties received (note 2)	(10)	(5)	(16)	(23)
Indirect tax expenses and legal claims	3	33	6	40
Contract termination and settlement costs	-	21	-	21
Profit on partial disposal of Rand Refinery Limited (note 8)	-	(14)	-	(14)
Inventory write off due to fire at Geita	14	-	-	-
Legal fees and other costs related to MBC contract termination	2	-	-	-
Settlement costs of a legal claim at First Uranium (Pty) Limited	2	-	-	-
	25	402	(17)	402

6. Finance costs and unwinding of obligations

	Quarter ended			Year ended
	Mar 2013	Dec 2012	Mar 2012	Dec 2012
		Restated	Restated	Restated
	Reviewed	Unaudited	Reviewed	Unaudited
		US Dollar million		
Finance costs	49	47	34	167
Unwinding of obligations, accretion of convertible bonds and other discounts	15	20	15	64
	64	67	49	231

7. Taxation

	Quarter ended			Year ended
	Mar 2013	Dec 2012	Mar 2012	Dec 2012
		Restated	Restated	Restated
	Reviewed	Unaudited	Reviewed	Unaudited
		US Dollar million		
South African taxation				
Mining tax	17	(28)	26	54
Non-mining tax	-	8	-	18
(Over) under prior year provision	(1)	(3)	1	(3)
Deferred taxation				
Temporary differences	10	27	12	65
Unrealised non-hedge derivatives and other commodity contracts	-	7	-	(10)
Change in estimated deferred tax rate	-	(8)	-	(9)
Change in statutory tax rate	-	-	(131)	(131)
	25	2	(93)	(16)
Foreign taxation				
Normal taxation	54	56	127	354
Over prior year provision	-	(14)	(1)	(9)
Deferred taxation				
Temporary differences	17	(90)	42	(21)
Change in statutory tax rate	-	-	38	38
	72	(48)	206	362
	98	(46)	113	346

Rounding of figures may result in computational discrepancies.

8. Headline earnings

	Quarter ended			Year ended
	Mar 2013	Dec 2012	Mar 2012	Dec 2012
		Restated	Restated	Restated
	Reviewed	Unaudited	Reviewed	Unaudited
	US Dollar million			
The profit attributable to equity shareholders has been adjusted by the following to arrive at headline earnings:				
Profit (loss) attributable to equity shareholders	239	(174)	581	897
Net impairment and derecognition of tangible assets (note 5)	1	354	-	356
Impairment reversal of intangible assets (note 5)	-	-	(10)	(10)
Net loss on disposal and derecognition of land, mineral rights, tangible assets, and exploration properties (note 5)	1	1	2	15
Impairment of other investments (note 5)	12	12	1	16
Profit on partial disposal of Rand Refinery Limited (note 5)	-	(14)	-	(14)
Net impairment (reversal) of investment in associates and joint ventures	7	45	(2)	57
Loss on disposal of loan to joint venture	-	2	-	2
Special items of associates	-	-	(3)	(4)
Taxation on items above - current portion	-	-	-	(1)
Taxation on items above - deferred portion	(1)	(106)	-	(106)
	259	120	569	1,208
Headline earnings per ordinary share (cents) [1]	67	31	147	312
Diluted headline earnings per ordinary share (cents) [2]	32	15	112	251

[1] Calculated on the basic weighted average number of ordinary shares.
[2] Calculated on the diluted weighted average number of ordinary shares.

9. Number of shares

	Quarter ended			Year ended
	Mar 2013	Dec 2012	Mar 2012	Dec 2012
		Restated	Restated	Restated
	Reviewed	Unaudited	Reviewed	Unaudited
Authorised number of shares:				
Ordinary shares of 25 SA cents each	600,000,000	600,000,000	600,000,000	600,000,000
E ordinary shares of 25 SA cents each	4,280,000	4,280,000	4,280,000	4,280,000
A redeemable preference shares of 50 SA cents each	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid number of shares:				
Ordinary shares in issue	383,626,668	383,320,962	382,399,018	383,320,962
E ordinary shares in issue	1,610,376	1,617,752	2,563,772	1,617,752
Total ordinary shares:	385,237,044	384,938,714	384,962,790	384,938,714
A redeemable preference shares	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896	778,896

In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:

	Mar 2013	Dec 2012	Mar 2012	Dec 2012
Ordinary shares	383,423,554	383,197,618	382,305,903	382,757,790
E ordinary shares	1,613,092	1,999,566	2,569,675	2,392,316
Fully vested options	2,038,229	1,232,070	1,970,339	1,616,239
Weighted average number of shares	387,074,875	386,429,254	386,845,917	386,766,345
Dilutive potential of share options	1,210,482	-	970,868	1,840,199
Dilutive potential of convertible bonds	18,140,000	18,140,000	33,524,615	33,524,615
Diluted number of ordinary shares	406,425,357	404,569,254	421,341,400	422,131,159

10. Share capital and premium

	As at		
	Mar 2013	Dec 2012	Mar 2012
		Restated	Restated
	Reviewed	Unaudited	Reviewed
	US Dollar Million		
Balance at beginning of period	6,821	6,782	6,782
Ordinary shares issued	11	46	6
E ordinary shares issued and cancelled	-	(7)	-
Sub-total	6,832	6,821	6,788
Redeemable preference shares held within the group	(53)	(53)	(53)
Ordinary shares held within the group	(11)	(10)	(17)
E ordinary shares held within the group	(16)	(16)	(23)
Balance at end of period	6,752	6,742	6,695

Rounding of figures may result in computational discrepancies.

11. Exchange rates

	Mar 2013 Unaudited	Dec 2012 Unaudited	Mar 2012 Unaudited
ZAR/USD average for the year to date	**8.91**	8.20	7.74
ZAR/USD average for the quarter	**8.91**	8.67	7.74
ZAR/USD closing	**9.21**	8.45	7.63
AUD/USD average for the year to date	**0.96**	0.97	0.95
AUD/USD average for the quarter	**0.96**	0.96	0.95
AUD/USD closing	**0.96**	0.96	0.96
BRL/USD average for the year to date	**2.00**	1.95	1.77
BRL/USD average for the quarter	**2.00**	2.06	1.77
BRL/USD closing	**2.01**	2.05	1.83
ARS/USD average for the year to date	**5.01**	4.55	4.34
ARS/USD average for the quarter	**5.01**	4.80	4.34
ARS/USD closing	**5.12**	4.92	4.38

12. Capital commitments

	Mar 2013 Reviewed	Dec 2012 Restated Unaudited	Mar 2012 Restated Reviewed
	US Dollar Million		
Orders placed and outstanding on capital contracts at the prevailing rate of exchange [(1)]	**1,210**	1,075	370

[(1)]   Includes capital commitments relating to equity-accounted joint ventures.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

13. Change in accounting policies

The following accounting standards, amendments to standards and new interpretations have been adopted with effect from 1 January 2013:

IFRS 7	Amendment – Disclosures –Offsetting Financial Assets and Financial Liabilities
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 13	Fair Value Measurement
IFRSs	Annual Improvements 2009 - 2011
IAS 1	Amendment – Presentation of Items of Other Comprehensive Income
IAS 19R	Employee Benefits (revised)
IAS 27	Separate Financial Statements (Revised 2011)
IAS 28	Investments in Associates and Joint Ventures (Revised 2011)
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine

New standards and amendments which have an impact on the interim consolidated financial statements of the group are described below:

IAS 1 Presentation of Financial Statements. The group adopted the amendments to IAS 1 which required it to group other comprehensive income items by those that will be reclassified and those that will not be subsequently reclassified to profit and loss. The amendment affected presentation and had no impact on the group's financial position or performance.

The accounting policies adopted are significantly consistent with those of the previous financial year, except for the changes arising due to the adoption of IFRIC 20 "Stripping Costs in the Production Phase of a Surface Mine" and the adoption of IAS 19 "Employee Benefits" (revised) which became effective for annual reporting periods beginning on or after 1 January 2013. IFRIC 20 clarifies when an entity should recognise waste removal costs that are incurred in surface mining activity during the production phase of the mine ("production stripping costs") as an asset. The interpretation impacts the way in which the group accounts for production stripping costs.

IAS 19 (revised) includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognised in other comprehensive income (OCI) and permanently excluded from profit and loss; expected returns on plan assets that are no longer recognised in profit or loss, instead, there is a requirement to recognise interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation, and; unvested past service costs are now recognised in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognised. Other amendments include new disclosures.

In case of the Group, the transition to IAS 19R had no impact on the net defined benefit plan obligations due to the difference in accounting for interest on plan assets. The effect of the adoption of IAS 19R is explained in Note 13.2.

13.1 IFRIC 20 "Stripping Costs in the Production Phase of a Surface Mine"

Prior to the issuance of IFRIC 20, the accounting for production stripping costs have been based on general IFRS principles and the Framework, as IFRS had no specific guidance.

Previously for group accounting purposes stripping costs incurred in open-pit operations during the production phase to remove additional waste were either capitalised to mine development costs or charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The cost of stripping in any period reflected the average stripping rates for the orebody as a whole.

IFRIC 20 provides specific guidance for accounting of production stripping costs in the production phase of a surface mine. IFRIC 20 differs from the life of mine average strip ratio approach as follows:

- The level at which production stripping costs are to be assessed, i.e. at a component level rather than a life of mine level; and
- The way in which any stripping activity assets are to be depreciated.

In addition, specific transitional rules are provided to deal with any opening deferred stripping balances the group may have recognised under its previous accounting policy. The impact as a consequence of moving from a life-of-mine strip ratio to a strip ratio applicable to a component of an orebody is as follows:

Transition

IFRIC 20 has been applied prospectively to production stripping costs incurred on or after the beginning of the earliest period presented, which for the group, for the year ending 31 December 2013, is 1 January 2011. Any previously recognised asset balance(s) that resulted from stripping activity is to be reclassified as part of an existing asset to which the stripping activity related, to the extent that there remains an identifiable component of the ore body with which the predecessor stripping asset can be associated.

If there is no identifiable component of the orebody to which the predecessor asset relates, the asset is written off via opening accumulated losses at the beginning of the earliest periods presented, i.e. 1 January 2011.

Impact of IFRIC 20

For purposes of the quarterly results, the adoption of IFRIC 20 at the transition date of 1 January 2011; the adjustments required for the financial reporting period from the transition date until the beginning of the preceding period presented, i.e. 1 January 2011 to 31 December 2011; and the adjustments required for the financial reporting period 1 January 2012 to 31 December 2012, had the following cumulative impact on accumulated losses as at 1 January 2012 and 31 December 2012:

US Dollar million	1 January 2012			31 December 2012		
	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance
Accumulated losses						
Opening balance	(1,300)	-	(1,300)	(823)	-	(823)
Derecognise deferred stripping balances not meeting the requirements of IFRIC 20	-	(99)	(99)	-	(99)	(99)
Reversals of deferred stripping movements under previous approach	-	18	18	-	8	8
Additional production stripping costs capitalised in terms of IFRIC 20	-	159	159	-	313	313
Amortisation of deferred stripping assets capitalised in terms of IFRIC 20	-	(57)	(57)	-	(94)	(94)
Adjustment to inventory valuations as a result of deferred stripping asset adjustments	-	(66)	(66)	-	(74)	(74)
Effect on equity accounted investments' profit (loss)	-	(11)	(11)	-	(13)	(13)
Tax effect	-	10	10	-	(16)	(16)
Non-controlling interests	-	-	-	-	1	1
Adjusted opening accumulated losses[2]	**(1,300)**	**(46)**	**(1,346)**	**(823)**	**26**	**(797)**

[1] The IFRIC 20 adjustments including transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.
[2] Adjusted opening accumulated losses before the impact of IAS 19R – refer 13.2.

Impact on the comparative information

The adoption of IFRIC 20 had the following impact on the comparative information for the quarter ended 31 March 2012:

US Dollar million	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance
Tangible assets			
Opening balance – 1 January 2012	6,525	20	6,545
Reversals of deferred stripping movements under previous approach	7	(7)	-
Production stripping costs capitalised in terms of IFRIC 20	-	44	44
Amortisation of deferred stripping assets	-	(9)	(9)
Other movements in tangible assets	231	-	231
Adjusted closing balance - 31 March 2012	**6,763**	**48**	**6,811**
Reversals of deferred stripping movements under previous approach	3	(3)	-
Production stripping costs capitalised in terms of IFRIC 20	-	110	110
Amortisation of deferred stripping assets	-	(28)	(28)
Other movements in tangible assets	882	1	883
Adjusted closing balance - 31 December 2012	**7,648**	**128**	**7,776**

[1] The IFRIC 20 adjustments including transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.

	31 March 2012			31 December 2012		
US Dollar million	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance
Inventory						
Closing balance	1,083	-	1,083	1,287	-	1,287
Adjustment to inventory valuation as a result of deferred stripping asset adjustments	-	(72)	(72)	-	(74)	(74)
Adjusted closing balance	**1,083**	**(72)**	**1,011**	**1,287**	**(74)**	**1,213**

[1] The IFRIC 20 adjustments include the effect on the inventory valuation of the reversal of historical accounting for deferred stripping and the accounting for deferred stripping in line with the requirements of IFRIC 20.

	Quarter ended 31 December 2012			Quarter ended 31 March 2012			Year ended 31 December 2012		
US Dollar million	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance
Profit or loss									
Profit before taxation	(234)	-	(234)	689	-	689	1,171	-	1,171
Decrease/(increase) in cash costs included in cost of sales due to:	-	37	37	-	31	31	-	135	135
- Reversals of deferred stripping movements under previous approach	-	(2)	(2)	-	(7)	(7)	-	(10)	(10)
- Production stripping costs capitalised in terms of IFRIC 20	-	29	29	-	44	44	-	154	154
- Adjustment to inventory valuation as a result of deferred stripping asset adjustments	-	10	10	-	(6)	(6)	-	(9)	(9)
Increase in cost of sales due to amortisation of capitalised production stripping costs in terms of IFRIC 20	-	(13)	(13)	-	(9)	(9)	-	(37)	(37)
Effect on equity accounted investments' profit (loss)	-	2	2	-	(1)	(1)	-	(1)	(1)
Sub-total	**(234)**	**26**	**(208)**	**689**	**21**	**709**	**1,171**	**97**	**1,268**
Taxation	52	(7)	45	(111)	(3)	(113)	(322)	(26)	(348)
- Normal taxation	(15)	(3)	(18)	(156)	2	(153)	(413)	(1)	(414)
- Deferred taxation	67	(4)	63	45	(5)	40	91	(25)	66
Adjusted profit	**(182)**	**19**	**(163)**	**578**	**18**	**596**	**849**	**71**	**920**

[1] The IFRIC 20 adjustments include transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.

Rounding of figures may result in computational discrepancies.

US Dollar million	Quarter ended 31 December 2012			Quarter ended 31 March 2012			Year ended 31 December 2012		
	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance
Other comprehensive income									
Profit or loss as previously reported	(182)	-	(182)	578	-	578	849	-	849
Adjustment to profit or loss as a result of deferred stripping asset adjustments	-	19	19	-	18	18	-	71	71
Other movements in Other Comprehensive Income	(47)	-	(47)	88	-	88	(122)	-	(122)
Adjusted total comprehensive income (loss) for the period	**(229)**	**19**	**(210)**	**666**	**18**	**684**	**727**	**71**	**798**

[1] The IFRIC 20 adjustments including transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.

13.2 Employee benefits

The Group operates defined benefit pension plans, which require contributions to be made to separately administered funds.

IAS 19 (revised) has been applied retrospectively from 1 January 2011. As a result, expected returns on plan assets of defined benefit plans are not recognised in profit or loss. Instead, interest on net defined benefit obligation is recognised in profit or loss, calculated using the discount rate used to measure the net pension obligation or asset.

Impact of transition to IAS 19R:

No impact was recorded in the statement of financial position on the defined benefit plan obligations nor on total shareholders' equity as the impact only affected the pension cost recorded in the income statement and the consequential effect on actuarial gains and losses recognised in OCI.

The impact on the adjusted opening accumulated losses, the statement of comprehensive income and the statement of changes in equity (Note 13.1) are set out below:

US Dollar million	1 January 2012	31 December 2012
Total Equity as previously reported	5,166	5,469
Effect of IFRIC 20 adjustments per 13.1	(46)	26
Adjustment to accumulated losses due to the requirements of IAS 19R	(5)	(9)
Adjustment to actuarial (losses)/gain due to the requirements of IAS 19R	5	9
Adjusted total equity	**5,119**	**5,494**

US Dollar million	Quarter ended 31 December 2012	Quarter ended 31 March 2012	Year ended 31 December 2012
Total comprehensive income			
Opening balance per 13.1	(210)	684	798
Decrease in profit and loss due to the recognition of interest on net defined benefit obligation instead of expected return on plan assets in terms of IAS 19R	(7)	-	(7)
Deferred tax thereon	2	-	2
Decrease in other comprehensive loss due to the decrease in actuarial loss as a result of the recognition of interest on net defined benefit obligation instead of expected return on plan assets in terms of IAS 19R	7	-	7
Deferred tax thereon	(2)	-	(2)
Adjusted total comprehensive income	**(210)**	**684**	**798**

There was no impact on the Group's consolidated statement of cash flows.

Rounding of figures may result in computational discrepancies.

13.3 Effect of Accounting Policy changes on earnings per share and headline earnings per share

	Quarter ended 31 December 2012	Quarter ended 31 March 2012	Year ended 31 December 2012
Basic (loss)/earnings per ordinary share			
Previously reported basic (loss)/earnings per ordinary share (cents)	(49)	146	215
(Decrease)/increase in basic (loss)/earnings per ordinary share (cents)	(4)	4	17
Restated basic (loss)/earnings per ordinary share (cents)	(45)	150	232
Diluted (loss)/earnings per ordinary share			
Previously reported diluted (loss)/earnings per ordinary share (cents) [1]	(60)	110	161
(Decrease)/increase in diluted (loss)/earnings per ordinary share (cents)	(3)	4	16
Restated diluted (loss)/earnings per ordinary share (cents)	(57)	114	177
Headline earnings per ordinary share			
Previously reported headline earnings per ordinary share (cents)	28	142	296
Increase/(decrease) in headline earnings per ordinary share (cents)	3	5	16
Restated headline earnings per ordinary share (cents)	31	147	312
Diluted headline earnings per ordinary share			
Previously reported diluted headline earnings per ordinary share (cents)	13	107	236
Increase/(decrease) in diluted headline earnings per ordinary share (cents)	2	5	15
Restated diluted headline earnings per ordinary share (cents)	15	112	251

[1] The December 2012 quarter ended diluted loss per ordinary share has been corrected to take into account the earnings effect of the option component of the mandatory convertible bonds issued in September 2010. The impact of this correction increased diluted loss per ordinary share by 11 cents. The year ended 31 December 2012 diluted earnings per ordinary share is not impacted by this correction and thus not restated.

14. Financial risk management activities

Borrowings

The mandatory convertible bonds are carried at fair value. The convertible and rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximately fair value.

	Quarter ended Mar 2013	Quarter ended Dec 2012	Quarter ended Mar 2012
Carrying amount	3,506	3,583	2,435
Fair value	3,648	3,730	2,607

Derivatives

The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk includes all derivatives carried in the statement of financial position.

Embedded derivatives and the conversion features of convertible bonds are included as derivatives on the statement of financial position.

The following inputs were used in the valuation of the conversion features of convertible bonds:

		Quarter ended Mar 2013	Quarter ended Dec 2012	Quarter ended Mar 2012
Market quoted bond price	%	101.6	103.9	109.6
Fair value of bonds excluding conversion feature	%	101.6	102.6	102.9
Fair value of conversion feature	%	-	1.3	6.7
Total issued bond value	$m	732.5	732.5	732.5

The option component of the convertible bonds is calculated as the difference between the price of the bonds including the option component (bond price) and the price excluding the option component (bond floor price).

Derivative assets (liabilities) comprise the following:

	Assets non-hedge accounted	Liabilities non-hedge accounted	Assets non-hedge accounted	Liabilities non-hedge accounted	Assets non-hedge accounted	Liabilities non-hedge accounted
Figures in million (US dollars)	**March 2013**		**December 2012**		**March 2012**	
Embedded derivatives	-	(1)	-	(1)	-	(1)
Option component of convertible bonds	-	-	-	(9)	-	(49)
Total derivatives	**-**	**(1)**	**-**	**(10)**	**-**	**(50)**

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: quote prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following tables set out the group's financial assets and liabilities measured at fair value by level within the fair value hierarchy:

Type of instrument

Figures in million (US dollars)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		March 2013				**December 2012**				**March 2012**		
Assets measured at fair value												
Available-for-sale financial assets												
Equity securities	56	2	-	58	69	2	-	71	85	-	-	85
Liabilities measured at fair value												
Financial liabilities at fair value through profit or loss												
Option component of convertible bonds	-	-	-	-	-	9	-	9	-	49	-	49
Embedded derivatives	-	1	-	1	-	1	-	1	-	1	-	1
Mandatory convertible bonds	448	-	-	448	588	-	-	588	678	-	-	678

15. Contingencies

AngloGold Ashanti's material contingent liabilities and assets at 31 March are detailed below:

Contingencies and guarantees

	Mar 2013 Reviewed	Mar 2012 Reviewed
	US Dollar Millions	
Contingent liabilities		
Groundwater pollution [1]	-	-
Deep groundwater pollution [2]	-	-
Indirect taxes – Ghana [3]	25	14
ODMWA litigation [4]	-	-
Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda [5]	40	31
Sales tax on gold deliveries – Mineração Serra Grande S.A. [6]	161	91
Other tax disputes – Mineração Serra Grande S.A. [7]	19	9
Tax dispute - AngloGold Ashanti Colombia S.A. [8]	156	-
Contingent assets		
Indemnity – Kinross Gold Corporation [9]	(93)	-
Royalty – Boddington Gold Mine [10]	-	-
Royalty – Tau Lekoa Gold Mine [11]	-	-
Financial Guarantees		
Oro Group (Pty)Limited [12]	11	13
	319	158

(1) Groundwater pollution – AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reasonable estimate can be made for the obligation.

(2) Deep groundwater pollution – The group has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Department of Mineral Resources and affected mining companies are now involved in the development of a "Regional Mine Closure Strategy". In view of the limitation of current information for the accurate estimation of a liability, no reasonable estimate can be made for the obligation.

(3) Indirect taxes – AngloGold Ashanti (Ghana) Limited received a tax assessment for the 2006 to 2008 and 2009 to 2011 tax years following audits by the tax authorities which related to various indirect taxes amounting to $25m (2012: $14m). Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.

(4) ODMWA litigation – On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an "employee" who qualifies for compensation in respect of "compensable diseases" under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.

For example, on or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet Balakazi and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspecified. On 4 September 2012, AngloGold Ashanti delivered its notice of intention to defend this application. AngloGold Ashanti has also delivered a formal request for additional information that it requires to prepare its affidavits in respect to the allegations and the request for certification of a class.

In addition, on or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines (Operations) Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class. The applicants in the case seek to have the court certify two classes namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from 1 January 1965 to date; and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January 1965. AngloGold Ashanti has filed a notice of intention to oppose the application.

In October 2012, a further 31 individual summonses and particulars of claim have been received relating to silicosis and/or other OLD. The total amount being claimed in the 31 summonses is approximately $9m. On 22 October 2012, AngloGold Ashanti filed a notice of intention to oppose these claims. AngloGold Ashanti has also served a notice of exception to the summonses which, if successful, is expected to require the plaintiffs to redraft the particulars of claim to correct certain errors.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The group is unable to estimate its share of the amounts claimed.

(5) Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração (AABM) in the amount of $21m (2012: $22m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti Limited's subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $19m (2012: $9m). Management is of the opinion that these taxes are not payable.

(6) Sales tax on gold deliveries – In 2006, Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments are approximately $99m (2012: attributable share $56m) and $62m (2012: attributable share $35m) respectively. In November 2006, the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council.

In November 2011 (first case) and June 2012 (second case), the administrative council's full board approved the suspension of proceedings and the remittance of the matter to the Department of Supervision of Foreign Trade (COMEX) for review and verification. The company believes both assessments are in violation of federal legislation on sales taxes. A final hearing before the COMEX has been scheduled for 28 May 2013.

(7) Other tax disputes - MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company's appeal against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $19m (2012: attributable share $9m).

(8) Tax dispute – AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company's tax treatment of certain items in the 2011 and 2010 income tax returns. The company believes that it has applied the tax legislation correctly. The company is considering defending AGAC's position. An estimated additional tax of $25m will be payable if the tax returns are amended. Penalties and interest for the additional tax are expected to be $131m, based on Colombian tax law.

(9) Indemnity - As part of the acquisition by AngloGold Ashanti of the remaining 50% interest in MSG during June 2012, Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m ($127m at 31 March 2013 exchange rates) against the specific exposures discussed in items 6 and 7 above. At 31 March 2013, the company has estimated that the maximum contingent asset is $93m.

(10) Royalty – As a result of the sale of the interest in the Boddington Gold Mine during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine's cash cost plus $600/oz. The royalty commenced on 1 July 2010 and is capped at a total amount of $100m, of which $68m (2012: $45m) have been recorded to date. Royalties of $8m (2012: $11m) were receivable during the quarter.

(11) Royalty – As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable.

The royalty will be determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 331,558oz produced have been received to date. Royalties of $1m (2012: $1m) were received during the quarter.

(12) Provision of surety – The company has provided surety in favour of a lender on a gold loan facility with its associate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $11m (2012: $13m). The probability of the non-performance under the suretyships is considered minimal. The suretyship agreements have a termination notice period of 90 days.

16. Concentration of risk

There is a concentration of risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government. The outstanding amounts have been discounted to their present value at a rate of 7.82%.

The recoverable value added tax, fuel duties and appeal deposits are summarised as follows:

	2013
	US Dollar millions
Recoverable value added tax	27
Recoverable fuel duties [(1)]	34
Appeal deposits	4

(1) Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities.

17. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

18. Announcements

On 8 January 2013, the Board of AngloGold Ashanti announced the resignation of Chief Executive Officer, Mark Cutifani with effect from 1 April 2013. The Board further announced the appointment of the current Chief Financial Officer, Mr Srinivasan Venkatakrishnan and Executive Vice President Business and Technical Development, Mr Anthony O'Neill as joint Chief Executives, with Mr Venkatakrishnan responsible for all Finance and Corporate functions and Mr O'Neill responsible for all Operations, Projects (including the company's Enterprise Resource Planning programme and procurement) and Technical functions.

On 20 February 2013, AngloGold Ashanti released notice in terms of Section 45(5)(a) of the Companies Act No. 71 of 2008, that the Board of the Company has, on 14 February 2013, authorised the Company to provide financial assistance in terms of Section 45 of the Act and pursuant to the authority granted to the Board by the shareholders in general meeting on 16 November 2011.

On 21 February 2013, AngloGold Ashanti announced the appointment of Mr Anthony Martin O'Neill (Tony) as an executive director to its Board of Directors with effect from 20 February 2013.

On 11 March 2013, AngloGold Ashanti announced that, shareholders of the company approved all ordinary resolutions relating to amendments to the rules of the Bonus Share Plan and the Long Term Incentive Plan.

On 27 March 2013, AngloGold Ashanti announced that at the general meeting held on 27 March 2013, the shareholders approved the new Memorandum of Incorporation.

On 8 May 2013, AngloGold Ashanti announced the appointment of Mr Srinivasan Venkatakrishnan as Chief Executive Officer with immediate effect.

19. Subsequent events

AngloGold Ashanti to sell Navachab mine

On 30 April 2013, AngloGold Ashanti announced its plan to sell the Navachab mine in Namibia.

The Navachab gold mine is situated close to Karibib, about 170 kilometres northwest of the Namibian capital, Windhoek. It is included in the Continental Africa reporting segment. The open-pit mine, which began operations in 1989, has a processing plant that handles 120,000 metric tons a month. The mine produced 74,000 ounces of gold in 2012.

Management has selected a number of potential bidders who meet management's qualifying criteria and asked them to submit binding bids by no later than 10 June 2013.

20. Dividend

The salient details of Dividend No. 116 for the quarter and year-ended 31 December 2012 paid by AngloGold Ashanti Limited (Registration Number 1944/017354/06) is shown below:

	Rate of Exchange	Gross dividend declared	Withholding tax at 15%	Net dividend paid	Date of Payment 2013
South African cents per ordinary share	-	50	7.5	42.5	28 March 2013
UK pence per ordinary share	R13.79642/£1	3.624	0.544	3.081	28 March 2013
Australian cents per CHESS Depositary Interest (CDI)	R1/A$0.1063	0.053150	0.007973	0.045177	28 March 2013
Ghana cedi per ordinary share	R1/¢0.2117	0.10585	0.01588	0.08997	2 April 2013
Ghana cedi per Ghanaian Depositary Share (GhDS)	R1/¢0.2117	0.0010585	0.0001588	0.0008997	2 April 2013
US cents per American Depositary Share (ADS)	R9.36394/$1	5.3396	0.801	4.539	8 April 2013

Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.

Year and quarter ended 31 December 2012 Dividend No. E16 of 25 South African cents (gross), or 21.25 South African cents (net) was paid to holders of E ordinary shares on 28 March 2013, being those employees participating in the Bokamoso ESOP and 25 South African cents (gross) was paid to Izingwe Holdings (Proprietary) Limited on the same day.

The directors of AngloGold Ashanti Limited (Registration Number 1944/017354/06) declared Interim Dividend No. 117 for the first quarter ended 31 March 2013 as detailed below. In terms of the withholding tax on dividends which became effective on 1 April 2012, the following additional information is disclosed:

Dividends have been declared out of total reserves	
Rate of dividend declared per ordinary share in South African cents (Gross)	50
Dividends tax rate applicable to shareholders liable to pay the dividend tax	15%
STC credits utilised in South African cents	Nil
Rate in South African cents (Net) where dividend tax at 15% is payable	42.5
The ordinary shares of AngloGold Ashanti Limited in issue at the date of declaration is	383 719 517
The E-ordinary shares of AngloGold Ashanti Limited in issue at the date of declaration is	1 597 250
AngloGold Ashanti Limited's tax reference number	9640006608

In compliance with the requirements of Strate, given the company's primary listing on the JSE, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

	2013
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis	Thursday, 23 May
Last date to trade ordinary shares cum dividend	Friday, 24 May
Last date to register transfers of certificated securities cum dividend	Friday, 24 May
Ordinary shares trade ex-dividend	Monday, 27 May
Record date	Friday, 31 May
Payment date	Friday, 14 June

On the payment date, dividends due to holders of certificated securities on the South African and United Kingdom share registers will be electronically transferred to shareholders' bank accounts.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with further requirements of Strate, between Monday, 27 May 2013 and Friday, 31 May 2013, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.

	2013
Ex-dividend on New York Stock Exchange	Wednesday, 29 May
Record date	Friday, 31 May
Approximate date for currency conversion	Friday, 7 June
Approximate payment date of dividend	Monday, 24 June

Assuming an exchange rate of R9.0745/$, the gross dividend payable per ADS, which is subject to a 15% South African withholding tax, is equivalent to 6 US cents. However the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

	2013
Last date to trade and to register GhDSs cum dividend	Friday, 24 May
GhDSs trade ex-dividend	Monday, 27 May
Record date	Friday, 31 May
Approximate payment date of dividend	Monday, 17 June

Assuming an exchange rate of R1/0.21903¢, which is subject to a 15% South African withholding tax, the dividend payable per share is equivalent to 0.1095 cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 8%.

In addition, directors declared Interim Dividend No. E17, for the quarter ended 31 March 2013 of 25 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends will be paid on Friday, 14 June 2013.

Withholding tax: Shareholders are reminded that a 15% withholding tax on dividends and other distributions to shareholders became effective on 1 April 2012. This withholding tax, which was announced by the South African Government on 21 February 2007, replaces the Secondary Tax on Companies. The company's share registrars have communicated the process to all shareholders. If you have not had any correspondence, please contact the company secretary on companysecretary@anglogoldashanti.com.

By order of the Board

T T MBOWENI
Chairman
10 May 2013

S VENKATAKRISHNAN
Chief Executive Officer

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A   Adjusted headline earnings

	Quarter ended			Year ended
	Mar	Dec	Mar	Dec
	2013	2012 Restated	2012 Restated	2012 Restated
	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million			
Headline earnings (note 8)	**259**	120	569	1,208
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts	**-**	(25)	-	35
Deferred tax on unrealised non-hedge derivatives and other commodity contracts (note 7)	**-**	7	-	(10)
Fair value adjustment on option component of convertible bonds	**(9)**	(17)	(43)	(83)
Fair value adjustment on mandatory convertible bonds	**(137)**	(65)	(79)	(162)
Adjusted headline earnings	**113**	19	447	988
Adjusted headline earnings per ordinary share (cents) [1]	**29**	5	116	255

(1) Calculated on the basic weighted average number of ordinary shares.

B   Adjusted gross profit

	Quarter ended			Year ended
	Mar	Dec	Mar	Dec
	2013	2012 Restated	2012 Restated	2012 Restated
	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million			
Reconciliation of gross profit to adjusted gross profit: [1]				
Gross profit	**434**	418	738	2,354
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts	**-**	(25)	-	35
Adjusted gross profit [1]	**434**	393	738	2,389

(1) Adjusted gross profit excludes unrealised non-hedge derivatives and other commodity contracts.

C   Price received

	Quarter ended			Year ended
	Mar	Dec	Mar	Dec
	2013	2012 Restated	2012 Restated	2012 Restated
	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million / Imperial			
Gold income (note 2)	**1,463**	1,398	1,706	6,353
Adjusted for non-controlling interests	**(22)**	(19)	(52)	(135)
	1,441	1,379	1,654	6,218
Realised loss on other commodity contracts	**7**	5	-	10
Associates and equity accounted joint ventures' share of gold income including realised non-hedge derivatives	**69**	103	88	351
Attributable gold income including realised non-hedge derivatives	**1,517**	1,487	1,742	6,579
Attributable gold sold - oz (000)	**927**	865	1,029	3,953
Revenue price per unit - $/oz	**1,636**	1,718	1,692	1,664

Rounding of figures may result in computational discrepancies.

	Quarter ended			Year ended
	Mar	**Dec**	**Mar**	**Dec**
	2013	**2012**	**2012**	**2012**
		Restated	Restated	Restated
	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million / Imperial			
D **Total costs**				
Total cash costs (note 3)	**797**	782	728	3,134
Adjusted for non-controlling interests and non-gold producing companies	**(39)**	(14)	(31)	(94)
Associates and equity accounted joint ventures' share of total cash costs	**46**	64	53	230
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**804**	831	750	3,270
Retrenchment costs (note 3)	**6**	2	3	10
Rehabilitation and other non-cash costs (note 3)	**11**	16	9	67
Amortisation of tangible assets (note 3)	**213**	219	200	831
Amortisation of intangible assets (note 3)	**2**	1	1	4
Adjusted for non-controlling interests and non-gold producing companies	**(6)**	(12)	(5)	(31)
Associates and equity accounted joint ventures' share of production costs	**1**	2	2	7
Total production costs adjusted for non-controlling interests and non-gold producing companies	**1,031**	1,059	960	4,158
Gold produced - oz (000)	**899**	859	981	3,944
Total cash cost per unit - $/oz [(1)]	**894**	967	764	829
Total production cost per unit - $/oz	**1,147**	1,233	978	1,054

[(1)] The total cash cost of $967/oz for the December 2012 quarter includes $157/oz relating to the impact of the strike in South Africa. For the year, the cash cost of $829/oz includes $33/oz for the impact of the strike.

E **EBITDA**				
Operating profit	**264**	(199)	605	1,219
Amortisation of tangible assets (note 3)	**213**	219	200	831
Amortisation of intangible assets (note 3)	**2**	1	1	4
Net Impairment and derecognition of tangible assets (note 5)	**1**	354	-	356
Impairment reversal of intangible assets (note 5)	**-**	-	(10)	(10)
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts	**-**	(25)	-	35
Share of associate and joint ventures' EBITDA	**10**	13	31	67
Impairment of investments (note 5)	**12**	12	1	16
Net loss on disposal and derecognition of assets (note 5)	**1**	1	2	15
Profit on disposal of subsidiary Rand Refinery Limited (note 5)	**-**	(14)	-	(14)
	503	362	830	2,519

F **Interest cover**				
EBITDA (note E)	**503**	362	830	2,519
Finance costs (note 6)	**49**	47	34	167
Capitalised finance costs	**4**	4	2	12
	53	51	36	179
Interest cover - times	**9**	7	23	14

	As at	As at	As at
	Mar	**Dec**	**Mar**
	2013	**2012**	**2012**
		Restated	Restated
	Unaudited	Unaudited	Unaudited
	US Dollar million		
G **Net asset value - cents per share**			
Total equity	**5,569**	5,494	5,717
Mandatory convertible bonds	**448**	588	678
	6,017	6,082	6,395
Number of ordinary shares in issue - million (note 9)	**385**	385	385
Net asset value - cents per share	**1,562**	1,580	1,661
Total equity	**5,569**	5,494	5,717
Mandatory convertible bonds	**448**	588	678
Intangible assets	**(321)**	(315)	(228)
	5,696	5,767	6,167
Number of ordinary shares in issue - million (note 9)	**385**	385	385
Net tangible asset value - cents per share	**1,479**	1,498	1,602
H **Net debt**			
Borrowings - long-term portion	**2,844**	2,724	1,705
Borrowings - short-term portion	**214**	271	51
Total borrowings [(1)]	**3,058**	2,995	1,756
Corporate office lease	**(29)**	(31)	(35)
Unamortised portion of the convertible and rated bonds	**33**	53	56
Cash restricted for use	**(63)**	(64)	(78)
Cash and cash equivalents	**(680)**	(892)	(1,216)
Net debt excluding mandatory convertible bonds	**2,319**	2,061	483

[(1)] Borrowings exclude the mandatory convertible bonds (note G).
Rounding of figures may result in computational discrepancies.

OPERATING RESULTS QUARTER ENDED MARCH 2013		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	188	-	-	-	188
Mined	- 000 tonnes	1,176	397	456	766	2,794
Milled / Treated	- 000 tonnes	1,163	324	436	810	2,732
Recovered grade	- oz/ton	0.207	0.135	0.097	0.146	0.163
	- g/tonne	7.08	4.63	3.34	5.01	5.58
Gold produced	- oz (000)	265	48	47	130	490
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	8,702	59	-	-	8,761
Recovered grade	- oz/ton	0.007	0.019	-	-	0.007
	- g/tonne	0.22	0.67	-	-	0.23
Gold produced	- oz (000)	63	1	-	-	64
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	15,027	1,541	-	16,568
Mined	- 000 tonnes	-	35,518	3,567	5,498	44,582
Treated	- 000 tonnes	-	5,161	315	239	5,715
Stripping ratio	- ratio	-	4.58	40.70	19.07	5.63
Recovered grade	- oz/ton	-	0.038	0.040	0.151	0.043
	- g/tonne	-	1.31	1.38	5.17	1.47
Gold produced	- oz (000)	-	217	14	40	271
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	1,206	-	15,937	17,142
Placed	- 000 tonnes	-	256	-	5,467	5,723
Stripping ratio	- ratio	-	27.75	-	2.08	2.29
Recovered grade	- oz/ton	-	0.034	-	0.012	0.013
	- g/tonne	-	1.17	-	0.40	0.44
Gold placed	- oz (000)	-	10	-	71	81
Gold produced	- oz (000)	-	10	-	64	74
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz/TEC	4.23	7.48	41.72	15.75	6.88
TOTAL						
Subsidiaries' gold produced	- oz (000)	327	231	61	234	854
Joint ventures' gold produced	- oz (000)	-	45	-	-	45
Attributable gold produced	- oz (000)	327	276	61	234	899
Minority gold produced	- oz (000)	-	11	-	4	15
Subsidiaries' gold sold	- oz (000)	314	273	58	241	885
Joint ventures' gold sold	- oz (000)	-	42	-	-	42
Attributable gold sold	- oz (000)	314	315	58	241	927
Minority gold sold	- oz (000)	-	11	-	4	15
Spot price	- $/oz	1,632	1,632	1,632	1,632	1,632
Price received	- $/oz sold	1,638	1,635	1,629	1,634	1,636
Total cash costs	- $/oz produced	896	994	1,302	668	894
Total production costs	- $/oz produced	1,123	1,278	1,525	926	1,147

Recovered grade calculated using a short ton.

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED MARCH 2013 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	507	535	94	395	-	1,532	(69)	1,463
Cash costs	(303)	(286)	(79)	(206)	(4)	(878)	46	(831)
By-products revenue	10	1	-	24	-	35	-	34
Total cash costs	(293)	(286)	(79)	(182)	(4)	(843)	46	(797)
Retrenchment costs	(2)	(3)	-	(1)	-	(5)	1	(6)
Rehabilitation and other non-cash costs	(4)	(5)	-	(3)	-	(12)	-	(11)
Amortisation of assets	(69)	(72)	(14)	(61)	(1)	(216)	2	(215)
Total production costs	(368)	(365)	(93)	(247)	(5)	(1,077)	49	(1,029)
Inventory change	14	(41)	1	28	-	2	(2)	-
Cost of sales	(354)	(407)	(91)	(219)	(5)	(1,075)	46	(1,029)
Adjusted gross profit (loss)	**154**	**129**	**3**	**177**	**(5)**	**457**	**(23)**	**434**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Gross profit (loss)	**154**	**129**	**3**	**177**	**(5)**	**457**	**(23)**	**434**
Corporate and other costs	(1)	(4)	-	(2)	(61)	(68)	2	(66)
Exploration and evaluation costs	(3)	(29)	(12)	(42)	(3)	(90)	11	(79)
Intercompany transactions	-	(24)	(3)	(1)	27	-	-	-
Special items	(2)	(19)	8	(10)	(1)	(25)	1	(25)
Operating profit (loss)	**148**	**52**	**(4)**	**122**	**(44)**	**274**	**(10)**	**264**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(2)	(2)	(2)	1	99	94	(1)	93
Exchange gain (loss)	-	(1)	1	(5)	1	(5)	-	(4)
Share of equity accounted investments profit	-	(1)	-	(1)	(7)	(9)	2	(7)
Profit (loss) before taxation	146	48	(6)	117	49	354	(9)	346
Taxation	(27)	(36)	1	(44)	-	(106)	9	(98)
Profit (loss) for the period	**119**	**12**	**(5)**	**73**	**50**	**248**	**-**	**248**
Equity shareholders	119	5	(5)	70	50	239	-	239
Non-controlling interests	-	7	-	2	-	9	-	9
Operating profit (loss)	148	52	(4)	122	(44)	274	(10)	264
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Loss on realised other commodity contracts	-	-	-	-	-	-	-	-
Intercompany transactions	-	24	3	1	(27)	-	-	-
Special items	2	-	-	11	1	14	-	14
Share of associates' EBIT	-	-	-	(1)	-	(1)	10	9
EBIT	**150**	**76**	**(1)**	**132**	**(70)**	**287**	**-**	**287**
Amortisation of assets	69	72	14	61	1	216	(2)	215
Share of associates' amortisation	-	-	-	-	-	-	2	2
EBITDA	**219**	**148**	**12**	**193**	**(69)**	**503**	**-**	**503**
Profit (loss) attributable to equity shareholders	119	5	(5)	70	50	239	-	239
Special items	2	-	-	11	1	14	-	14
Share of associates' special items	-	1	-	-	6	7	-	7
Taxation on items above	(1)	-	-	-	-	(1)	-	(1)
Headline earnings (loss)	**120**	**6**	**(4)**	**81**	**57**	**259**	**-**	**259**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Fair value adjustment on option component of convertible bonds	-	-	-	-	(9)	(9)	-	(9)
Fair value adjustment on mandatory convertible bonds	-	-	-	-	(137)	(137)	-	(137)
Adjusted headline earnings (loss)	**120**	**6**	**(4)**	**81**	**(89)**	**113**	**-**	**113**
Ore reserve development capital	55	9	5	23	-	92	-	92
Stay-in-business capital	13	89	14	30	4	151	(10)	141
Project capital	32	110	82	44	-	269	(87)	182
Total capital expenditure	**101**	**208**	**101**	**98**	**4**	**512**	**(97)**	**415**
Capitalised leased assets								(18)
Expenditures on intangible assets								(13)
Capital expenditure per statement of cash flows								**384**

Rounding of figures may result in computational discrepancies.

OPERATING RESULTS QUARTER ENDED DECEMBER 2012		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	124	-	-	-	124
Mined	- 000 tonnes	760	434	482	788	2,464
Milled / Treated	- 000 tonnes	715	464	433	811	2,423
Recovered grade	- oz/ton	0.175	0.146	0.080	0.167	0.150
	- g/tonne	5.99	5.01	2.74	5.74	5.14
Gold produced	- oz (000)	138	75	38	150	400
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	5,415	61	-	-	5,476
Recovered grade	- oz/ton	0.006	0.019	-	-	0.006
	- g/tonne	0.19	0.65	-	-	0.20
Gold produced	- oz (000)	34	1	-	-	35
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	15,544	1,898	-	17,442
Mined	- 000 tonnes	-	37,316	4,424	6,658	48,398
Treated	- 000 tonnes	-	6,311	350	259	6,920
Stripping ratio	- ratio	-	4.37	162.66	21.09	5.65
Recovered grade	- oz/ton	-	0.042	0.044	0.150	0.046
	- g/tonne	-	1.43	1.50	5.15	1.57
Gold produced	- oz (000)	-	290	17	43	349
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	1,842	-	15,488	17,330
Placed	- 000 tonnes	-	277	-	5,345	5,621
Stripping ratio	- ratio	-	6.08	-	2.11	2.31
Recovered grade	- oz/ton	-	0.054	-	0.012	0.014
	- g/tonne	-	1.87	-	0.41	0.49
Gold placed	- oz (000)	-	17	-	71	88
Gold produced	- oz (000)	-	10	-	65	75
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz/TEC	2.32	10.67	38.54	16.40	6.81
TOTAL						
Subsidiaries' gold produced	- oz (000)	171	319	55	258	802
Joint ventures' gold produced	- oz (000)	-	57	-	-	57
Attributable gold produced	- oz (000)	171	376	55	258	859
Minority gold produced	- oz (000)	-	11	-	4	16
Subsidiaries' gold sold	- oz (000)	202	309	55	240	805
Joint ventures' gold sold	- oz (000)	-	60	-	-	60
Attributable gold sold	- oz (000)	202	369	55	240	865
Minority gold sold	- oz (000)	-	10	-	4	14
Spot price	- $/oz	1,717	1,717	1,717	1,717	1,717
Price received	- $/oz sold	1,721	1,720	1,719	1,712	1,718
Total cash costs	- $/oz produced	1,166	986	1,462	703	967
Total production costs	- $/oz produced	1,298	1,348	1,688	919	1,233

Recovered grade calculated using a short ton.

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED DECEMBER 2012 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	344	651	94	413	-	1,501	(103)	1,398
Cash costs	(253)	(384)	(81)	(222)	19	(920)	64	(857)
By-products revenue	54	1	-	20	-	75	-	75
Total cash costs	(200)	(382)	(80)	(202)	19	(846)	64	(782)
Retrenchment costs	(1)	-	-	(1)	-	(2)	-	(2)
Rehabilitation and other non-cash costs	49	(50)	(2)	(12)	-	(15)	(2)	(16)
Amortisation of assets	(71)	(88)	(11)	(51)	(2)	(223)	3	(220)
Total production costs	(222)	(521)	(93)	(266)	17	(1,085)	66	(1,020)
Inventory change	(29)	12	(1)	28	-	11	4	15
Cost of sales	(251)	(509)	(94)	(238)	17	(1,075)	70	(1,005)
Adjusted gross profit (loss)	**92**	**142**	**-**	**175**	**17**	**426**	**(34)**	**393**
Unrealised non-hedge derivatives and other commodity contracts	25	-	-	-	-	25	-	25
Gross profit (loss)	**117**	**142**	**-**	**176**	**17**	**452**	**(34)**	**418**
Corporate and other costs	(3)	(3)	-	(15)	(70)	(92)	-	(92)
Exploration and evaluation costs	(4)	(50)	(23)	(43)	(6)	(126)	2	(124)
Intercompany transactions	-	(24)	(3)	(1)	27	-	-	-
Special items	(50)	(349)	4	(18)	15	(398)	(4)	(402)
Operating profit (loss)	**61**	**(284)**	**(22)**	**100**	**(17)**	**(163)**	**(36)**	**(199)**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(2)	(4)	1	3	33	31	(3)	27
Exchange (loss) gain	-	(2)	1	(4)	5	(1)	-	-
Share of equity-accounted investments profit	-	(2)	-	(24)	(46)	(73)	31	(42)
Profit (loss) before taxation	59	(292)	(21)	74	(26)	(206)	(8)	(214)
Taxation	(8)	71	8	(38)	4	38	8	46
Profit (loss) for the period	**51**	**(221)**	**(13)**	**36**	**(21)**	**(168)**	**-**	**(168)**
Equity shareholders	51	(218)	(13)	34	(28)	(174)	-	(174)
Non-controlling interests	-	(4)	-	2	6	6	-	6
Operating profit (loss)	61	(284)	(22)	100	(17)	(163)	(36)	(199)
Unrealised non-hedge derivatives and other commodity contracts	(25)	-	-	-	-	(25)	-	(25)
Loss on realised other commodity contracts	-	-	-	-	-	-	-	-
Intercompany transactions	-	24	3	1	(27)	-	-	-
Special items	51	317	-	1	(16)	353	-	353
Share of associates' EBIT	-	-	-	(24)	(2)	(26)	36	10
EBIT	**87**	**57**	**(19)**	**76**	**(63)**	**139**	**-**	**139**
Amortisation of assets	71	88	11	51	2	223	(3)	220
Share of associates' amortisation	-	-	-	-	-	-	3	3
EBITDA	**158**	**146**	**(9)**	**127**	**(61)**	**362**	**-**	**362**
Profit (loss) attributable to equity shareholders	51	(218)	(13)	34	(28)	(174)	-	(174)
Special items	51	317	-	1	(16)	353	-	353
Share of associates' special items	-	2	-	-	44	47	-	47
Taxation on items above	(14)	(92)	-	-	-	(106)	-	(106)
Headline earnings (loss)	**88**	**10**	**(13)**	**35**	**1**	**120**	**-**	**120**
Unrealised non-hedge derivatives and other commodity contracts	(25)	-	-	-	-	(25)	-	(25)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	7	-	-	-	-	7	-	7
Fair value adjustment on option component of convertible bonds	-	-	-	-	(17)	(17)	-	(17)
Fair value adjustment on mandatory convertible bonds	-	-	-	-	(65)	(65)	-	(65)
Adjusted headline earnings (loss)	**70**	**10**	**(13)**	**34**	**(82)**	**19**	**-**	**19**
Ore reserve development capital	46	11	3	23	-	83	-	83
Stay-in-business capital	80	106	21	84	2	292	(2)	290
Project capital	61	186	166	56	-	469	(140)	329
Total capital expenditure	**187**	**304**	**189**	**163**	**2**	**844**	**(142)**	**702**
Capitalised leased assets								(11)
Expenditures on intangible assets								(28)
Capital expenditure per statement of cash flows								**663**

Rounding of figures may result in computational discrepancies.

OPERATING RESULTS QUARTER ENDED MARCH 2012		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	163	-	-	-	163
Mined	- 000 tonnes	1,105	416	242	529	2,292
Milled / Treated	- 000 tonnes	994	444	253	594	2,285
Recovered grade	- oz/ton	0.243	0.123	0.100	0.165	0.184
	- g/tonne	8.33	4.23	3.42	5.67	6.30
Gold produced	- oz (000)	266	60	28	108	462
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	2,851	229	-	-	3,080
Recovered grade	- oz/ton	0.013	0.004	-	-	0.012
	- g/tonne	0.44	0.14	-	-	0.41
Gold produced	- oz (000)	40	1	-	-	41
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	14,626	733	-	15,359
Mined	- 000 tonnes	-	34,641	2,080	5,540	42,262
Treated	- 000 tonnes	-	5,862	648	209	6,719
Stripping ratio	- ratio	-	5.39	2.98	22.75	5.84
Recovered grade	- oz/ton	-	0.049	0.056	0.187	0.054
	- g/tonne	-	1.67	1.93	6.42	1.84
Gold produced	- oz (000)	-	314	40	43	397
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	2,175	-	16,095	18,269
Placed	- 000 tonnes	-	246	-	5,191	5,437
Stripping ratio	- ratio	-	16.73	-	2.28	2.63
Recovered grade	- oz/ton	-	0.023	-	0.011	0.012
	- g/tonne	-	0.79	-	0.39	0.41
Gold placed	- oz (000)	-	6	-	65	71
Gold produced	- oz (000)	-	7	-	74	81
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz/TEC	4.38	11.03	43.01	18.81	8.27
TOTAL						
Subsidiaries' gold produced	- oz (000)	306	328	68	225	927
Joint ventures' gold produced	- oz (000)	-	54	-	-	54
Attributable gold produced	- oz (000)	306	382	68	225	981
Minority gold produced	- oz (000)	-	10	-	20	30
Subsidiaries' gold sold	- oz (000)	306	367	68	237	978
Joint ventures' gold sold	- oz (000)	-	51	-	-	51
Attributable gold sold	- oz (000)	306	418	68	237	1,029
Minority gold sold	- oz (000)	-	11	-	22	33
Spot price	- $/oz	1,691	1,691	1,691	1,691	1,691
Price received	- $/oz sold	1,712	1,686	1,691	1,678	1,692
Total cash costs	- $/oz produced	849	745	1,290	523	764
Total production costs	- $/oz produced	1,113	932	1,412	737	978

Recovered grade calculated using a short ton.

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED MARCH 2012 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received	524	723	115	432	-	1,793	(88)	1,706
Cash costs	(278)	(295)	(88)	(186)	6	(842)	53	(789)
By-products revenue	18	2	-	41	-	61	-	61
Total cash costs	(260)	(294)	(88)	(145)	6	(781)	53	(728)
Retrenchment costs	(2)	-	-	(1)	-	(3)	-	(3)
Rehabilitation and other non-cash costs	(2)	(7)	-	(1)	-	(10)	-	(9)
Amortisation of assets	(77)	(66)	(8)	(50)	(2)	(203)	2	(201)
Total production costs	(340)	(366)	(96)	(197)	3	(997)	56	(941)
Inventory change	(2)	(22)	(2)	1	-	(24)	(3)	(27)
Cost of sales	(342)	(388)	(98)	(196)	3	(1,020)	53	(968)
Adjusted gross profit (loss)	**182**	**335**	**17**	**236**	**3**	**773**	**(34)**	**738**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Gross profit (loss)	**182**	**335**	**17**	**236**	**3**	**773**	**(34)**	**738**
Corporate and other costs	(3)	(3)	-	(8)	(61)	(76)	-	(74)
Exploration and evaluation costs	(1)	(23)	(18)	(25)	(10)	(76)	1	(76)
Intercompany transactions	-	(17)	(3)	-	21	-	-	-
Special items	-	6	14	-	(3)	17	-	17
Operating profit (loss)	**179**	**297**	**10**	**202**	**(50)**	**638**	**(34)**	**605**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(2)	(1)	1	(1)	87	85	-	85
Exchange gain (loss)	-	2	-	(2)	(2)	(2)	1	(2)
Share of equity accounted investments profit	-	-	-	(4)	4	-	21	21
Profit (loss) before taxation	177	298	11	195	39	721	(11)	709
Taxation	90	(142)	(5)	(70)	2	(125)	11	(113)
Profit (loss) for the period	**267**	**157**	**7**	**125**	**41**	**596**	**-**	**596**
Equity shareholders	267	152	7	114	40	581	-	581
Non-controlling interests	-	5	-	10	-	14	-	15
Operating profit (loss)	179	297	10	202	(50)	638	(34)	605
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Intercompany transactions	-	17	3	-	(21)	-	-	-
Special items	1	(10)	-	-	1	(7)	-	(7)
Share of associates' EBIT	-	-	-	(4)	(1)	(4)	34	29
EBIT	**180**	**305**	**13**	**199**	**(71)**	**627**	**-**	**627**
Amortisation of assets	77	66	8	50	2	203	(2)	201
Share of associates' amortisation	-	-	-	-	-	-	2	2
EBITDA	**257**	**371**	**22**	**249**	**(69)**	**830**	**-**	**830**
Profit (loss) attributable to equity shareholders	267	152	7	114	40	581	-	581
Special items	1	(10)	-	-	1	(7)	-	(7)
Share of associates' special items	-	-	-	-	(5)	(5)	-	(5)
Taxation on items above	-	-	-	-	-	-	-	-
Headline earnings (loss)	**268**	**142**	**7**	**114**	**37**	**569**	**-**	**569**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Fair value adjustment on option component of convertible bonds	-	-	-	-	(43)	(43)	-	(43)
Fair value adjustment on mandatory convertible bonds	-	-	-	-	(79)	(79)	-	(79)
Adjusted headline earnings (loss)	**268**	**142**	**7**	**114**	**(85)**	**447**	**-**	**447**
Ore reserve development capital	58	12	5	15	-	90	-	90
Stay-in-business capital	19	104	4	16	3	146	(2)	144
Project capital	28	47	33	53	-	162	(32)	130
Total capital expenditure	**106**	**163**	**42**	**84**	**3**	**398**	**(35)**	**364**
Capitalised leased assets								(1)
Expenditures on intangible assets								(7)
Capital expenditure per statement of cash flows								**356**

Rounding of figures may result in computational discrepancies.

OPERATING RESULTS YEAR ENDED DECEMBER 2012		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	754	-	-	-	754
Mined	- 000 tonnes	4,838	1,622	1,459	2,510	10,429
Milled / Treated	- 000 tonnes	4,317	1,799	1,444	2,796	10,356
Recovered grade	- oz/ton	0.219	0.140	0.076	0.160	0.169
	- g/tonne	7.50	4.79	2.60	5.48	5.80
Gold produced	- oz (000)	1,041	277	121	492	1,931
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	17,962	326	-	-	18,288
Recovered grade	- oz/ton	0.009	0.009	-	-	0.009
	- g/tonne	0.30	0.31	-	-	0.30
Gold produced	- oz (000)	172	3	-	-	175
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	56,937	4,559	-	61,496
Mined	- 000 tonnes	-	135,177	11,403	24,208	170,789
Treated	- 000 tonnes	-	24,541	1,914	973	27,429
Stripping ratio	- ratio	-	4.49	8.35	21.12	5.34
Recovered grade	- oz/ton	-	0.045	0.065	0.165	0.050
	- g/tonne	-	1.54	2.22	5.66	1.73
Gold produced	- oz (000)	-	1,212	137	177	1,526
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	8,277	-	63,248	71,524
Placed	- 000 tonnes	-	1,090	-	21,951	23,040
Stripping ratio	- ratio	-	11.96	-	2.02	2.31
Recovered grade	- oz/ton	-	0.031	-	0.012	0.013
	- g/tonne	-	1.06	-	0.42	0.45
Gold placed	- oz (000)	-	37	-	293	330
Gold produced	- oz (000)	-	29	-	283	312
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz/TEC	4.19	10.97	43.46	17.47	8.07
TOTAL						
Subsidiaries' gold produced	- oz (000)	1,212	1,311	258	953	3,734
Joint ventures' gold produced	- oz (000)	-	210	-	-	210
Attributable gold produced	- oz (000)	1,212	1,521	258	953	3,944
Minority gold produced	- oz (000)	-	44	-	49	92
Subsidiaries' gold sold	- oz (000)	1,214	1,316	257	955	3,742
Joint ventures' gold sold	- oz (000)	-	211	-	-	211
Attributable gold sold	- oz (000)	1,214	1,527	257	955	3,953
Minority gold sold	- oz (000)	-	41	-	51	92
Spot price	- $/oz	1,668	1,668	1,668	1,668	1,668
Price received	- $/oz sold	1,665	1,664	1,663	1,664	1,664
Total cash costs	- $/oz produced	873	830	1,211	669	829
Total production costs	- $/oz produced	1,095	1,060	1,358	907	1,054

Recovered grade calculated using a short ton.

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - YEAR ENDED DECEMBER 2012 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received	2,013	2,609	426	1,656	-	6,704	(351)	6,353
Cash costs	(1,152)	(1,309)	(313)	(848)	50	(3,572)	231	(3,340)
By-products revenue	94	6	1	106	1	207	(1)	206
Total cash costs	(1,058)	(1,303)	(312)	(742)	51	(3,364)	230	(3,134)
Retrenchment costs	(6)	(1)	-	(4)	-	(10)	-	(10)
Rehabilitation and other non-cash costs	38	(71)	(2)	(31)	-	(65)	(1)	(67)
Amortisation of assets	(302)	(285)	(36)	(213)	(10)	(845)	10	(835)
Total production costs	(1,328)	(1,659)	(350)	(989)	41	(4,285)	239	(4,046)
Inventory change	2	9	2	69	-	82	1	82
Cost of sales	(1,326)	(1,650)	(348)	(920)	41	(4,203)	240	(3,964)
Adjusted gross profit (loss)	**687**	**959**	**78**	**736**	**41**	**2,500**	**(111)**	**2,389**
Unrealised non-hedge derivatives and other commodity contracts	(36)	-	-	-	-	(35)	-	(35)
Gross profit (loss)	**651**	**959**	**78**	**736**	**41**	**2,465**	**(111)**	**2,354**
Corporate and other costs	(9)	(12)	(1)	(41)	(275)	(338)	(1)	(338)
Exploration and evaluation costs	(11)	(123)	(85)	(149)	(33)	(401)	5	(395)
Intercompany transactions	-	(82)	(12)	(2)	97	-	-	-
Special items	(53)	(356)	15	(17)	13	(398)	(4)	(402)
Operating profit (loss)	**579**	**386**	**(5)**	**527**	**(157)**	**1,329**	**(110)**	**1,219**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(8)	(7)	-	2	79	66	(2)	64
Exchange gain (loss)	-	(3)	1	(5)	12	5	3	8
Share of equity accounted investments profit (loss)	-	(2)	-	(44)	(63)	(109)	79	(30)
Profit (loss) before taxation	571	373	(4)	480	(129)	1,291	(30)	1,261
Taxation	26	(227)	-	(160)	(15)	(376)	30	(346)
Profit (loss) for the period	**597**	**146**	**(3)**	**320**	**(144)**	**915**	**-**	**915**
Equity shareholders	597	164	(3)	300	(160)	897	-	897
Non-controlling interests	-	(18)	-	20	16	18	-	18
Operating profit (loss)	579	386	(5)	527	(157)	1,329	(110)	1,219
Unrealised non-hedge derivatives and other commodity contracts	36	-	-	-	-	35	-	35
Intercompany transactions	-	82	12	2	(97)	-	-	-
Special items	59	316	3	2	(17)	362	-	363
Share of associates' EBIT	-	-	-	(44)	(9)	(53)	110	57
EBIT	**673**	**784**	**10**	**487**	**(280)**	**1,674**	**-**	**1,674**
Amortisation of assets	302	285	36	213	10	845	(10)	835
Share of associates' amortisation	-	-	-	-	-	-	10	10
EBITDA	**974**	**1,069**	**46**	**700**	**(271)**	**2,519**	**-**	**2,519**
Profit (loss) attributable to equity shareholders	597	164	(3)	300	(160)	897	-	897
Special items	59	316	3	2	(17)	362	-	362
Share of associates' special items	-	2	-	-	54	56	-	56
Taxation on items above	(16)	(90)	(1)	-	-	(107)	-	(107)
Headline earnings (loss)	**640**	**392**	**(1)**	**302**	**(123)**	**1,208**	**-**	**1,208**
Unrealised non-hedge derivatives and other commodity contracts	36	-	-	-	-	35	-	35
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	(10)	-	-	-	-	(10)	-	(10)
Fair value adjustment on option component of convertible bond	-	-	-	-	(83)	(83)	-	(83)
Fair value adjustment on mandatory convertible bond	-	-	-	-	(162)	(162)	-	(162)
Adjusted headline earnings (loss)	**665**	**392**	**(1)**	**301**	**(369)**	**988**	**-**	**988**
Ore reserve development capital	233	45	14	76	-	369	-	369
Stay-in-business capital	176	449	39	166	36	867	(8)	859
Project capital	173	430	315	167	-	1,086	(295)	791
Total capital expenditure	**583**	**925**	**369**	**409**	**36**	**2,322**	**(303)**	**2,019**
Capitalised leased assets								(15)
Expenditures on intangible assets								(79)
Capital expenditure per statement of cash flows								**1,925**

Rounding of figures may result in computational discrepancies.



Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:

ISIN:	ZAE000043485
JSE:	ANG
LSE: (Shares)	AGD
LES : (Dis)	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD

JSE Sponsor: UBS (South Africa) (Pty) Ltd

Auditors: Ernst & Young Inc.

Offices

Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

Directors

Executive
AM O'Neill ~ (Executive Director:Business and Technical Development)
S Venkatakrishnan*§ (Chief Executive Officer / Chief Financial Officer)

Non-Executive
T T Mboweni^ (Chairman)
F B Arisman#
R Gasant^
Ms N P January-Bardill^
M J Kirkwood*
W A Nairn^
Prof L W Nkuhlu^
F Ohene-Kena+
S M Pityana^
R J Ruston~

*	British	#	American
~	Australian	^	South African
+	Ghanaian	§	Indian

Officers
Group General Counsel and Company
Secretary: Ms M E Sanz Perez

Investor Relations Contacts

South Africa
Fundisa Mgidi
Telephone: +27 637 6763
Mobile: +27 82 374 8820
E-mail: fmgidi@AngloGoldAshanti.com

United Kingdom
Michael Bedford
Telephone: +44 (0) 1225 93 8483
Mobile: +44 (0) 779 497 7881
E-mail: mbedford@AngloGoldAshanti.com

United States
Stewart Bailey
Telephone: +1 212 858 7701
Mobile: +1 646 338 4337
E-mail: sbailey@AngloGoldAshanti.com

Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@AngloGoldAshantiNA.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: (SA only) 0861 100 950
Fax: +27 11 688 5218
Website : queries@computershare.co.za

United Kingdom
Shares
Computershare Investor Services (Jersey) Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone: +44 870 889 3177
Fax: +44 (0) 870 873 5851
Depositary Interests
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
England
Telephone: +44 (0)870 702 0000
Fax: +44 (0) 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: (Australia only) 1300 55 2949
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975

ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA)
or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com\shareowner

Global BuyDIRECT^SM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 13, 2013

By: /s/ M E SANZ PEREZ_____
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary